                                                                    EXHIBIT 99.7

                       SECOND QUARTER INTERIM REPORT 2004

[TRIZEC CANADA LOGO]

                                                                    EXHIBIT 99.7

CONTENTS

   1        Letter to Shareholders

   3        Consolidated Financial Statements

   6        Notes to the Consolidated Financial Statements

  21        Management's Discussion and Analysis

  49        Corporate Information

TO OUR SHAREHOLDERS

All dollar amounts in this report are in U.S. dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

- For the three months ended June 30, 2004 the Company reported a net loss of US$15.4 million or US$0.26 per share, compared to net income of US$3.8 million or US$0.06 per share for the same period last year. Net income for the six months ended June 30, 2004 was US$15.3 million or US$0.26 per share compared to net income of US$63.6 million or US$1.06 per share for the same period last year.

- Trizec Canada's results for the second quarter and six months ended June 30, 2004 reflect its approximate 39% interest in Trizec Properties' net income. The decrease in net income for the six months ended June 30, 2004 over the same period last year is primarily attributable to a charge taken in the second quarter as a result of the disposition plan for non-core assets announced by Trizec Properties in July 2004. A net charge totaling US$54.9 million (US$138.9 before non-controlling interests) has been included in the provision for losses on properties and in discontinued operations for the period.

RECENT DEVELOPMENT

- The Company continues to make progress on the monetization of its remaining assets in line with the Plan of Arrangement with the collection of a US$17 million receivable from Brandenburg Park during the second quarter. As a result, Trizec Canada held cash and marketable securities of US$167 million at June 30, 2004. Consistent with the objectives of the Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders in July 2004 as Trizec Properties paid per share on its common stock.

      AUGUST 10, 2004

TRIZEC CANADA SECOND QUARTER 2004

                                       1
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                      (This page intentionally left blank)

TRIZEC CANADA SECOND QUARTER 2004

Trizec Canada Inc.
CONSOLIDATED BALANCE SHEETS

                                                       JUNE 30     December 31
(US$ millions) (unaudited)                   Note       2004          2003
--------------------------                   ----   ------------   -----------
ASSETS

   Properties                                   2   $    4,207.2       4,733.6

   Cash and cash equivalents                               232.1         233.2

   Restricted cash                                         213.5         115.1

   Investments                                  3          410.8         329.9

   Other assets                                 4          366.9         416.1

   Future income taxes                                      99.3          94.9
                                             ----   ------------   -----------

                                                    $    5,529.8       5,922.8
                                             ====   ============   ===========
LIABILITIES

   Long-term debt                               5   $    2,833.1       3,092.7

   Exchangeable debentures

     - carrying amount                                     598.4         688.1

     - deferred amount                                     292.5         202.8

   Accounts payable and accrued liabilities     4          285.4         339.2
                                             ----   ------------   -----------

                                                         4,009.4       4,322.8

NON-CONTROLLING INTERESTS                                1,109.0       1,170.5

SHAREHOLDERS' EQUITY                            6          411.4         429.5
                                             ----   ------------   -----------

                                                    $    5,529.8       5,922.8
                                             ====   ============   ===========

See accompanying notes

TRIZEC CANADA SECOND QUARTER 2004          3               FINANCIAL STATEMENTS

Trizec Canada Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                        3 MONTHS     3 Months       6 MONTHS    6 Months
                                                                          ENDED        Ended          ENDED       Ended
                                                                         JUNE 30      June 30        JUNE 30     June 30
  (US$ millions, except per share amounts) (unaudited)         Note       2004         2003           2004        2003
  ----------------------------------------------------         ----    -----------  ----------      --------   ----------
RENTAL OPERATIONS
  Rental revenue                                                       $    209.5        222.0        421.2         456.7
  Operating expenses                                                        (66.0)       (77.8)      (134.8)       (154.2)
  Property taxes                                                            (24.6)       (27.4)       (49.8)        (55.2)
                                                                --     ----------        -----        -----         -----
RENTAL INCOME                                                               118.9        116.8        236.6         247.3

  General and administrative expense                                        (10.9)       (10.3)       (17.1)        (22.1)
  Interest expense                                               5          (42.6)       (46.0)       (86.7)        (93.8)
                                                                --     ----------        -----        -----         -----
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING ITEMS                      65.4         60.5        132.8         131.4

  Depreciation expense                                                      (39.9)       (41.8)       (81.4)        (83.4)
  Exchangeable debentures interest expense, net                              (1.4)        (1.4)        (6.2)         (6.2)
  Interest income                                                             2.4          2.4          5.3           5.2
  Gain (loss) on sale of properties, net                         2          (13.4)         1.8          6.9          70.2
  Provision for losses on properties                             2          (64.3)       (13.9)       (64.3)        (13.9)
  Recovery on insurance claims                                                0.5          2.2          0.7           7.5
  Foreign exchange gains (losses)                                7           (2.7)         -           11.0           3.1
  Gain (loss) on early retirement of debt, net                   5           (6.3)         3.6         (6.0)          6.1
  Derivative gain (loss)                                         5            0.6          -           (1.5)          -
  Other income                                                                0.5          -            0.5           -
                                                                --     ----------        -----        -----         -----
INCOME (LOSS) BEFORE TAXES AND NON-CONTROLLING INTERESTS                    (58.6)        13.4         (2.2)        120.0

  Income and other corporate taxes                               8           36.1          2.1         28.6         (10.3)
  Non-controlling interests                                                  34.1        (11.9)         1.9         (46.8)
                                                                --     ----------        -----        -----         -----
INCOME FROM CONTINUING OPERATIONS                                            11.6          3.6         28.3          62.9
DISCONTINUED OPERATIONS                                          2          (27.0)         0.2        (13.0)          0.7
                                                                --     ----------        -----        -----         -----
NET INCOME (LOSS)                                                      $    (15.4)         3.8         15.3          63.6
                                                                ==     ==========        =====        =====         =====
INCOME (LOSS) PER SHARE                                         10
  BASIC AND DILUTED
         CONTINUING OPERATIONS                                         $     0.19         0.06         0.47          1.05
         DISCONTINUED OPERATIONS                                            (0.45)        -           (0.21)         0.01
         NET (LOSS) INCOME                                                  (0.26)        0.06         0.26          1.06
                                                                ==     ==========        =====        =====         =====

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                                  6 MONTHS     6 Months
                                                                   ENDED         Ended
                                                                  JUNE 30       June 30
   (US$ MILLIONS) (UNAUDITED)                                       2004         2003
   --------------------------                                    ---------    ----------
DEFICIT, BEGINNING OF THE PERIOD                                 $    (3.9)       (105.8)
Net income                                                            15.3          63.6
Dividends                                                            (24.0)        (12.4)
                                                                 ---------    ----------
DEFICIT, END OF PERIOD                                           $   (12.6)        (54.6)
                                                                 =========    ==========

See accompanying notes

TRIZEC CANADA SECOND QUARTER 2004          4               FINANCIAL STATEMENTS

Trizec Canada Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         3 MONTHS    3 Months      6 MONTHS     6 Months
                                                                          ENDED       Ended          ENDED        Ended
                                                                         JUNE 30     June 30        JUNE 30      June 30
                   (US$ millions) (unaudited)                              2004        2003          2004         2003
                    ------------------------                            ---------   ----------     --------    ----------
Cash flow from (applied to)
OPERATING ACTIVITIES
Net income  (loss)                                                      $   (15.4)         3.8         15.3         63.6
Adjustments to reconcile net income to total operating cash flows:
  Depreciation expense                                                       43.5         50.2         89.9        100.8
  (Gain) loss on sale of properties, net                                     16.2         (1.8)       (32.7)       (70.2)
  Provision for losses on properties                                        138.9         13.9        138.9         13.9
  Non-cash gain on early retirement of debt                                   1.8         (3.6)         1.5         (6.4)
  Foreign exchange losses (gains)                                             2.7            -        (11.0)        (3.1)
  Derivative (gain) loss                                                     (0.6)           -          1.5            -
  Future income taxes                                                        (7.6)        (4.0)        (6.2)         5.4
  Straight-line adjustments                                                  (5.9)        (4.9)       (12.6)       (13.7)
  Non-controlling interests                                                 (79.2)        12.4        (24.6)        48.1
  Net change in working capital                                             (18.4)         6.0        (14.6)       (60.9)
                                                                        ---------        -----        -----        -----

  Total operating cash flows                                                 76.0         72.0        145.4         77.5
                                                                        ---------        -----        -----        -----
FINANCING ACTIVITIES
  Long-term debt
     Repaid on dispositions                                                     -            -       (232.7)       (95.8)
     Property financings                                                    442.5         70.6        562.7         86.2
     Principal repayments                                                  (274.6)      (108.1)      (556.1)      (117.9)
     Credit facility activity, net                                          (34.0)         9.0            -       (115.3)
  Dividends paid by subsidiary to non-controlling interests                 (18.5)       (18.1)       (37.0)       (18.1)
  Dividends paid                                                            (12.0)       (12.4)       (24.0)       (12.4)
                                                                        ---------        -----        -----        -----

  Total financing cash flows                                                103.4        (59.0)      (287.1)      (273.3)
                                                                        ---------        -----        -----        -----
INVESTING ACTIVITIES
  Properties
     Development expenditures                                                   -            -            -         (1.8)
     Tenant installation costs                                              (33.0)       (25.5)       (57.7)       (54.0)
     Capital expenditures                                                    (1.6)        (3.6)        (5.8)        (9.5)
     Dispositions                                                           144.9          1.8        401.9        166.8
     Disposition of interest in TriGranit                                       -            -            -         80.9
  Purchase of marketable securities                                         (16.9)           -        (99.4)           -
  Change in restricted cash                                                (127.9)        12.2        (98.4)        30.0
                                                                        ---------        -----        -----        -----

  Total investing cash flows                                                (34.5)       (15.1)       140.6        212.4
                                                                        ---------        -----        -----        -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            145.0         (2.1)        (1.1)        16.6
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                           87.1        113.0        233.2         94.3
                                                                        ---------        -----        -----        -----

CASH AND CASH EQUIVALENTS, END OF THE PERIOD                            $   232.1        110.9        232.1        110.9
                                                                        =========        =====        =====        =====

See accompanying notes

TRIZEC CANADA SECOND QUARTER 2004          5               FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (unaudited)
(tabular amounts in US$ millions, except per share amounts)

1.    PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION

Trizec Canada Inc. ("Trizec Canada" or the "Corporation") was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation ("TrizecHahn") completed a Plan of Arrangement ("the "Arrangement") under the Business Corporations Act (Ontario) that resulted in Trizec Properties, Inc. ("Trizec Properties"), which owned all of Trizec Canada's U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded real estate investment trust ("REIT").

Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. As the Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate Trizec Properties in its consolidated financial statements.

The accompanying consolidated financial statements of Trizec Canada are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2003 consolidated financial statements of Trizec Canada except as disclosed herein. For further information, see Trizec Canada's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2003.

During the first quarter the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders' equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

Effective January 1, 2004, the Corporation adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Accounting Guideline Number 13, "Hedging Relationships", which amongst other recommendations requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Certain comparatives have been reclassified to conform to the current year's presentation.

TRIZEC CANADA SECOND QUARTER 2004       6      NOTES TO THE FINANCIAL STATEMENTS

2.    PROPERTIES

The Corporation's properties are comprised of:

                                                    JUNE 30         December 31
                                                      2004              2003
                                                 -------------      -----------
Properties
    Held for the long term                       $     3,978.6          4,700.6
    Held for disposition                                 228.6             33.0
                                                 -------------          -------
                                                 $     4,207.2          4,733.6
                                                 =============          =======

a.    PROPERTIES HELD FOR THE LONG TERM

                                                    JUNE 30         December 31
                                                      2004              2003
                                                 -------------      -----------
Rental properties
    At cost                                      $     4,704.6          5,391.1
    Accumulated depreciation                            (752.2)          (758.2)
                                                 -------------          -------
                                                       3,952.4          4,632.9
Properties held for development                           26.2             67.7
                                                 -------------          -------
                                                 $     3,978.6          4,700.6
                                                 =============          =======

b.    PROPERTIES HELD FOR DISPOSITION

                                                    JUNE 30         December 31
                                                      2004              2003
                                                 -------------      -----------
Rental properties
    At cost                                      $       272.4             22.3
    Accumulated depreciation                             (46.8)            (2.3)
                                                 -------------             ----
                                                         225.6             20.0
Properties held for development                            3.0             13.0
                                                 -------------             ----
                                                 $       228.6             33.0
                                                 =============             ====

At December 31, 2003, the office property 151 Front Street and an adjacent retail concourse remained in properties held for disposition. These properties were sold during the first quarter of 2004.

TRIZEC CANADA SECOND QUARTER 2004       7      NOTES TO THE FINANCIAL STATEMENTS

c.    DISCONTINUED OPERATIONS

The table below summarizes the Corporation's properties designated as held for disposition pursuant to CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations" ("CICA 3475").

                                                                         DESIGNATED AS
                                                                            HELD FOR       PROVISION        DATE
                 PROPERTY                       LOCATION                  DISPOSITION        TAKEN        DISPOSED
                 --------                    ---------------             -------------     ---------      --------
PROPERTIES SOLD PRIOR TO JUNE 30, 2004
   Minnesota Center                          Minneapolis, MN                 Sep-03          $  3.1        Oct-03
   9800 La Cienega                           Los Angeles, CA                 Dec-03               -        Nov-03
   Park Central II                           Dallas, TX                      Dec-03               -        Dec-03
   Desert Passage                            Las Vegas, NV                   Dec-03               -        Dec-03
   Hollywood & Highland Retail               Los Angeles, CA                 Feb-04               -        Feb-04
   Hollywood & Highland Hotel                Los Angeles, CA                 Feb-04               -        Feb-04
   1441 Main Street                          Columbia, SC                    Jun-04               -        Jun-04
   St. Louis Place                           St. Louis, MO                   Jun-04               -        Jun-04
                                                                                             ------
                                                                                             $  3.1
                                                                                             ======
PROPERTIES HELD FOR DISPOSITION
   Borden Building                           Columbus, OH                    Jun-04          $ 21.4         N/A
   Park Central I                            Dallas, TX                      Jun-04             2.5         N/A
   1333 Main Street                          Columbia, SC                    Jun-04             6.7         N/A
   3700 Bay Area Blvd.                       Houston, TX                     Jun-04               -         N/A
   Lakeside Centre                           Atlanta, GA                     Jun-04            10.1         N/A
   New Market Business Park                  Atlanta, GA                     Jun-04             6.3         N/A
   Bank of America-Columbia                  Columbia, SC                    Jun-04             5.3         N/A
   Williams Center I & II                    Tulsa, OK                       Jun-04            22.3         N/A
                                                                                             ------
                                                                                             $ 74.6
                                                                                             ======

In accordance with CICA 3475, the results of operations and gains or losses on disposition, if any, for the eight properties previously designated as held for disposition and sold prior to June 30, 2004, for all periods presented, have been reported as discontinued operations. In addition, in accordance with CICA 3475, the results of operations of the eight properties designated as held for disposition and not sold, for all periods presented, have been reported as discontinued operations.

The following summarizes the combined condensed results of operations, of the eight properties previously designated as held for disposition and sold prior to June 30, 2004 and the eight properties designated as held for disposition and not sold, through the earlier of their respective disposition dates or the three and six months ended June 30, 2004 and 2003, respectively.

TRIZEC CANADA SECOND QUARTER 2004       8      NOTES TO THE FINANCIAL STATEMENTS


                                                                 3 MONTHS     3 MONTHS     6 MONTHS     6 MONTHS
              DISCONTINUED OPERATIONS                              ENDED        ENDED        ENDED        ENDED
              -----------------------                             JUNE 30      JUNE 30      JUNE 30      JUNE 30
                                                                   2004         2003         2004         2003
                                                                 --------     --------     --------     --------
Rental revenue                                                   $   13.3         38.0         39.0         76.2
Operating expenses                                                   (5.1)       (20.6)       (15.0)       (37.5)
Property taxes                                                       (1.6)        (3.3)        (3.4)        (6.4)
                                                                 --------     --------     --------     --------
Rental income                                                         6.6         14.1         20.6         32.3
Interest expense                                                     (1.6)        (5.0)        (4.5)       (12.8)
                                                                 --------     --------     --------     --------
Real estate operating income before the following items               5.0          9.1         16.1         19.5
Depreciation expense                                                 (3.6)        (8.4)        (8.5)       (17.4)
Interest income                                                         -            -          3.2            -
Gain (loss) on sale of properties, net                               (2.7)           -         25.8            -
Provision for losses on properties                                  (74.6)           -        (74.6)           -
                                                                 --------     --------     --------     --------
Income (loss) before taxes and non-controlling interests            (75.9)         0.7        (38.0)         2.1
Income and other corporate taxes                                      3.8            -          2.3         (0.1)
Non-controlling interests                                            45.1         (0.5)        22.7         (1.3)
                                                                 --------     --------     --------     --------
Discontinued operations                                          $  (27.0)         0.2        (13.0)         0.7
                                                                 ========     ========     ========     ========

As part of the periodic assessment of Trizec Properties' real estate properties relative to both the extent to which such assets are consistent with its long-term real estate investment objectives and the performance and prospects of each asset, Trizec Properties designated 10 properties as held for disposition, two of which were sold in the second quarter of 2004 and determined that its investments in seven of the remaining real estate properties were impaired. Given Trizec Properties' strategy focused on owning real estate in its seven core markets, Trizec Properties reduced its anticipated holding period of certain of its remaining non-core assets. As a result of the reduction in the anticipated holding period, together with a reassessement of the anticipated future operating income of such non-core properties and the effects of new competition and demand for the properties, Trizec Properties determined that its investments in the Borden Building, Park Central I, 1333 Main Street, Lakeside Centre, New Market Business Park, Bank of America - Columbia and Williams Center I & II were impaired. In accordance with CICA 3475, the Corporation recorded a provision for loss on discontinued real estate in the aggregate amount of $74.6 million in the second quarter of 2004 to reduce the book value of such non-core assets to their estimated fair values less costs to sell.

d.    GAIN (LOSS) ON SALE OF PROPERTIES, NET

                                                                 3 MONTHS     3 Months     6 MONTHS     6 Months
                                                                   ENDED        Ended        ENDED        Ended
                                                                  JUNE 30      June 30      JUNE 30      June 30
                                                                   2004         2003         2004         2003
                                                                 --------     --------     --------     --------
Office properties                                                $  (19.0)           -          1.3          7.1
Retail/entertainment                                                  4.5            -          4.5         13.6
European retail/entertainment properties                              1.1          1.8          1.1         49.5
                                                                 --------          ---          ---         ----
                                                                 $  (13.4)         1.8          6.9         70.2
                                                                 ========          ===          ===         ====

During the second quarter of 2004, Trizec Properties sold its Woodbridge land property and residual land in Florida recording a gain on sale of properties of $4.5 million. In addition $1.1 million was received in respect of recoveries on previous European dispositions.

TRIZEC CANADA SECOND QUARTER 2004       9      NOTES TO THE FINANCIAL STATEMENTS

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L. P., Trizec Properties sold a 50% interest in Plaza of the Americas to its joint venture partner for a net sales price of approximately $47.7 million, resulting in a loss on disposition of real estate, net, of $20.0 million. (See Note 2e)

On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of $0.7 million in conjunction with the sale.

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.6 million.

During the second quarter of 2003, the Corporation recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit's operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

e.    PROVISION FOR LOSSES ON PROPERTIES

During 2004, Trizec Properties' internal valuations indicated that the value of Gateway Center, located in Pittsburgh, Pennsylvania had declined. Accordingly, a provision for loss on properties in the amount of approximately $39.1 million was recorded in the second quarter of 2004. Gateway Center is currently encumbered by a mortgage loan in the amount of approximately $39.8 million. Trizec Properties has entered into discussions with the lender to restructure the terms of this loan.

TRIZEC CANADA SECOND QUARTER 2004      10      NOTES TO THE FINANCIAL STATEMENTS

In May 2004, as a result of its sale of a 50% interest in Plaza of the Americas (Note 2d), Trizec Properties recognized a provision for loss on properties of approximately $12.0 million related to its remaining 50% interest in Plaza of the Americas.

In June 2004, internal valuations indicated that the value of Trizec Properties' 50% interest in Bank One Center in Dallas, Texas had declined. Accordingly, it recognized a provision for loss on properties of approximately $13.2 million.

During the second quarter of 2003, Trizec Properties recognized a provision for loss on a U.S. office property of $13.9 million. The fair value was determined by a contract price less transaction costs.

3.    INVESTMENTS

                                                                                     JUNE 30     December 31
                                                                                       2004          2003
                                                                                     -------     -----------
Marketable securities (market value June 30, 2004 - approximately $98 million)       $  98.3               -
Mortgages, notes receivable and other investments                                       26.3            43.7
Investment in Barrick - at cost                                                        286.2           286.2
                                                                                     -------           -----
                                                                                     $ 410.8           329.9
                                                                                     =======           =====

Marketable securities includes $46.9 million (C$62.9 million) denominated in Canadian dollars.

4.    OTHER ASSETS AND LIABILITIES

a.    OTHER ASSETS

                                                                                     JUNE 30      December 31
                                                                                       2004           2003
                                                                                     -------      -----------
Office tenant receivables, net                                                       $   8.7             11.1
Deferred rent receivable, net                                                          166.6            173.6
Other receivables, net                                                                  21.4             59.8
Deferred financing costs, net of accumulated amortization
   (2004 - $18.8; 2003 - $31.1)                                                         31.6             32.8
Prepaid expenses and other assets                                                      138.6            138.8
                                                                                     -------            -----
                                                                                     $ 366.9            416.1
                                                                                     =======            =====

b.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                     JUNE 30      December 31
                                                                                       2004           2003
                                                                                     -------      -----------
Trade, construction and tenant installation payables                                 $  19.2             18.1
Accrued interest expense                                                                17.3             16.2
Accrued operating expenses and property taxes                                           85.3            103.8
Other accrued liabilities                                                               96.0            101.2
Taxes payable                                                                           47.8             81.4
Dividends payable by subsidiary to non-controlling interests                            19.8             18.5
                                                                                     -------            -----
                                                                                     $ 285.4            339.2
                                                                                     =======            =====

TRIZEC CANADA SECOND QUARTER 2004      11      NOTES TO THE FINANCIAL STATEMENTS

c.    NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                   3 MONTHS     3 Months     6 MONTHS      6 Months
                                                                     ENDED        Ended        ENDED         Ended
                                                                    JUNE 30      June 30      JUNE 30       June 30
                DISCONTINUED OPERATIONS                              2004         2003         2004          2003
                -----------------------                            --------     --------     --------      --------
Mortgage debt and other loans assumed by purchasers on
property dispositions                                              $      -            -         41.1             -
Forgiveness of debt upon property disposition                             -            -          1.2             -
                                                                   ========            =         ====             =

5.    LONG-TERM DEBT

                            PROPERTIES HELD FOR THE    PROPERTIES HELD FOR
                                   LONG TERM               DISPOSITION                        TOTAL DEBT
                            -----------------------    --------------------   -------------------------------------------
                            WEIGHTED                   WEIGHTED               WEIGHTED               WEIGHTED
                             AVERAGE                    AVERAGE                AVERAGE                AVERAGE
                            INTEREST                   INTEREST               INTEREST               INTEREST
                            RATES AT                   RATES AT               RATES AT               RATES AT
                             JUNE 30        JUNE 30     JUNE 30     JUNE 30    JUNE 30     JUNE 30    DEC. 31     DEC. 31
                              2004           2004        2004         2004      2004        2004        2003       2003
                            --------       --------    --------     -------   --------    --------   ---------   --------
Collateralized  property
  loans:
   At fixed rates               5.90%      $2,712.4        6.90%    $  20.1       5.91%   $2,732.5        6.06%  $2,667.4
   At variable rates
    (subject to interest
    rate caps)                  5.43%          64.7                       -       5.43%       64.7        4.46%     205.2
   At variable rates            3.59%          17.0                       -       3.59%       17.0        4.27%     159.6
Other loans
   At fixed rates               6.00%          18.9                       -       6.00%       18.9        4.29%      60.3
   At variable rates               -              -           -           -          -           -        4.00%       0.2
                                ----       --------        ----     -------       ----    --------        ----   --------
                                5.87%      $2,813.0        6.90%    $  20.1       5.88%   $2,833.1        5.83%  $3,092.7
                                ====       ========        ====     =======       ====    ========        ====   ========

Certain of Trizec Properties' loans are cross-collateralized with, or subject to cross-default or cross-acceleration provisions in, other loans.

a.    COLLATERALIZED PROPERTY LOANS

Trizec Properties' property loans are collateralized by deeds of trust or mortgages on properties and mature at various dates between July 2004 and February 2014.

At June 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at June 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. At June 30, 2004 and December 31, 2003, the debt associated with the interest rate swap contracts was classified as fixed in the above table. The aggregate cost to unwind these interest rate swap contracts was approximately $9.8 million and $20.3 million at June 30, 2004 and December 31, 2003, respectively.

Trizec Properties entered into interest rate cap contracts that expired in June 2004 on $120.0 million of its variable rate debt, which limited the underlying LIBOR interest rate on such debt to 6.5%. At December 31, 2003, the fair value of these interest rate cap contracts was nominal. In addition, Trizec Properties entered into an interest rate cap contract that expired in April 2004 on approximately $584.7 million of its variable rate debt, which limited the underlying LIBOR rate on such debt to 11.01%. At December 31, 2003, the fair value of this interest rate cap contract was nominal.

TRIZEC CANADA SECOND QUARTER 2004      12      NOTES TO THE FINANCIAL STATEMENTS

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $272.7 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such variable interest rate commercial mortgage pass-through certificates to April 2005. In conjunction with such extension, Trizec Properties entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the variable interest rate commercial mortgage pass-through certificates to 8.93%.

b.    PRINCIPAL REPAYMENTS

Principal repayments of debt are due as follows (see also Note 12):

Years ending December 31,
     Balance of year 2004                               $      179.8
                     2005
                     2006
                     2007
                     2008
       Subsequent to 2008
                                                        ------------
                                                        $    2,833.1
                                                        ============

c.    REFINANCING AND GAIN (LOSS) ON EARLY RETIREMENT OF DEBT, NET

In January 2004, Trizec Properties refinanced the $120.0 million mortgage loan on Ernst & Young Plaza in Los Angeles, California, which bore interest at a variable rate of LIBOR plus 2.75% and was scheduled to mature in June 2004, with a $120.0 million mortgage loan bearing interest at a fixed rate of 5.07% and scheduled to mature in February 2014. In December 2003, Trizec Properties entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loan. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loan, Trizec Properties paid approximately $3.8 million in settlement of the forward rate swap agreements, which has been recorded in other assets. The approximately $3.8 million paid on settlement of the forward rate swap agreements will be amortized to interest expense over the life of the mortgage loan. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs.

In February 2004, Trizec Properties paid off and retired the mortgage loan on Galleria Towers in Dallas, Texas. The mortgage loan had a principal balance of approximately $133.5 million, bore interest at a fixed rate of 6.79% and was scheduled to mature in May 2004. In conjunction with the pay off and retirement of the mortgage loan Trizec Properties recorded a loss on early debt retirement of approximately $40 thousand, comprised primarily of the write-off of unamortized deferred financing costs.

In June 2004, Trizec Properties paid off and retired the mortgage loan on 1065 Avenue of the Americas in New York, New York. The mortgage loan had a principal balance of approximately $36.5 million , bore interest at a fixed rate of 7.18% and was scheduled to mature in December 2004.

In conjunction with the sale of real estate during the six months ended June 30, 2004, Trizec Properties paid off approximately $238.3 million of mortgage debt, resulting in a gain on early debt retirement of approximately $0.6 million comprised primarily of the forgiveness of debt, partially offset by the write-off of unamortized deferred financing costs.

TRIZEC CANADA SECOND QUARTER 2004      13      NOTES TO THE FINANCIAL STATEMENTS

d.    INTEREST CHARGES

Interest charges consist of:

                                                          3 MONTHS     3 Months     6 MONTHS      6 Months
                                                            ENDED        Ended        ENDED         Ended
                                                           JUNE 30      June 30      JUNE 30       June 30
                                                            2004         2003         2004          2003
                                                          --------     --------     --------      --------
Interest cost, gross                                      $  (42.6)       (46.0)       (86.7)        (93.9)
Interest capitalized to properties under development             -            -            -           0.1
                                                          --------     --------     --------      --------
Interest expense                                          $  (42.6)       (46.0)       (86.7)        (93.8)
                                                          ========     ========     ========      ========

e.    LINE OF CREDIT

Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock with no significant financial covenants, none of which was drawn and outstanding at December 31, 2003 and June 30, 2004.

Trizec Properties entered into a three-year, $350.0 million unsecured revolving credit facility (the "2001 Revolving Credit Facility") with a group of banks in the fourth quarter of 2001. In the fourth quarter of 2002, the group of banks unanimously agreed to amend and restate the 2001 Revolving Credit Facility (the "2002 Revolving Credit Facility"). Generally, in exchange for the receipt of collateral, the group of banks agreed to provide more flexible financial covenants than had been originally negotiated. In June 2004, Trizec Properties retired the 2002 Revolving Credit Facility and entered into a $750.0 million unsecured credit facility with a group of banks (the "2004 Unsecured Credit Facility"). The 2004 Unsecured Credit Facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on Trizec Properties' total leverage, and matures in June 2007. The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65% during year one, 62.5% during year two and 60.0% during year three, the requirement for the interest coverage ratio to be greater than 2.0 times, the requirement for the fixed charge coverage ratio to be greater than
1.5 times and the requirement for the net worth to be in excess of $1.5 billion. Trizec Properties' financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the 2004 Unsecured Credit Facility Agreement). If Trizec Properties is in default in respect of its obligations under the 2004 Unsecured Credit Facility Agreement, dividends will be limited to the amount necessary to maintain REIT status. At June 30, 2004, Trizec Properties was in compliance with these financial covenants. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time. In conjunction with the retirement of the 2002 Revolving Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million comprised of the write-off of unamortized deferred financing costs.

At June 30, 2004, the amount eligible to be borrowed under Trizec Properties' 2004 Unsecured Credit Facility was approximately $372.7 million, none of which was drawn and outstanding. At December 31, 2003, the amount eligible to be borrowed under Trizec Properties' 2002 Revolving Credit Facility was approximately $218.0 million, none of which was drawn and outstanding.

TRIZEC CANADA SECOND QUARTER 2004      14      NOTES TO THE FINANCIAL STATEMENTS

f.    DERIVATIVE GAIN (LOSS)

Due to the pay off and retirement of certain amounts of variable rate debt during the six months ended June 30, 2004 and due to the anticipated pay off and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the six months ended June 30, 2004, the Corporation recorded a derivative gain of approximately $0.6 million, representing the total ineffectiveness of its interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

During the three months ended March 31, 2004, Trizec Properties recorded a derivative loss of approximately $2.1 million in connection with the non-hedging portion ($63.1 million at March 31, 2004) of certain interest rate swap agreements that were used to hedge variable rate debt that has been paid off and retired.

6.    SHAREHOLDERS' EQUITY

                                                 JUNE 30      December 31
                                                   2004           2003
                                                 -------      -----------
Share capital                                    $ 376.5            376.5
Contributed surplus                                  3.3              3.3
Additional paid-in capital of subsidiary            26.9             26.9
Foreign currency translation adjustment             17.3             26.7
Retained earnings (deficit)                        (12.6)            (3.9)
                                                 -------            -----

                                                 $ 411.4            429.5
                                                 =======            =====

a.    ISSUED AND OUTSTANDING SHARE CAPITAL

The number of shares issued and outstanding (in millions) was as follows:

                                                                   VOTING SHARES
                                                 --------------------------------------------------
                                                 SUBORDINATE    MULTIPLE        TOTAL        AMOUNT
                                                 -----------    --------        -----        ------
JUNE 30, 2004 AND DECEMBER 31, 2003                     52.4         7.5         59.9        $376.5
                                                        ====         ===         ====        ======

b.    STOCK-BASED COMPENSATION ARRANGEMENTS

The following summarizes the outstanding Trizec Canada share purchase options at June 30, 2004:

                                                                  MILLIONS OF OPTIONS
                                                                  -------------------
OUTSTANDING AT
   Beginning of period (weighted average price C$24.30)                    0.9
   Expired/cancelled (weighted average price C$24.18)                     (0.1)
                                                                          ----
   End of period (weighted average price C$24.33)                          0.8

EXERCISABLE AT END OF PERIOD CONSISTS OF
   Price range (C$22.75 - C$24.29; weighted average C$23.73)               0.3
   Price range (C$24.40 - C$27.12; weighted average C$24.72)               0.3
                                                                          ----
                                                                           0.6
                                                                          ====

During the six months ended June 30, 2004, Trizec Properties awarded 405,950 restricted stock rights to certain employees. These restricted stock rights had a fair value of approximately $6.8 million on the date of grant.

TRIZEC CANADA SECOND QUARTER 2004      15      NOTES TO THE FINANCIAL STATEMENTS

The restricted stock rights vest ratably over periods of three to five years. Compensation expense will be charged to earnings over the vesting period.

In addition, during the six months ended June 30, 2004 Trizec Properties awarded 115,700 performance based restricted stock rights to certain employees. These performance based restricted stock rights had a fair value of approximately $1.9 million on the date of grant. The performance based restricted stock rights vest ratably over a period of five years provided that specific performance objectives are achieved. Compensation expense will be charged to earnings over the vesting period.

During the six months ended June 30, 2004 Trizec Properties awarded 14,056 restricted stock rights to certain of its directors. These restricted stock rights had a fair value of approximately $0.2 million on the date of grant. The restricted stock rights vest on January 1, 2005. Compensation expense will be charged to earnings over the vesting period.

Trizec Properties also issued 72,995 shares to employees under the Corporation's Employee Stock Purchase Plan during the six months ended June 30, 2004.

The pro forma cost of compensation awards as if the fair value method had been used for stock-based compensation granted during 2002 by the Corporation and Trizec Properties for the three month and six month periods ended June 30, 2004 would be $0.1 million and $0.3 million, respectively (June 30, 2003 - $0.3 million and $1.1 million, respectively). This would result in a pro forma net loss and net income of $15.5 million and $15.0 million, respectively (June 30, 2003 - net income of $3.5 million and $62.5 million, respectively). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

For employee stock-based compensation grants subsequent to January 1, 2003, compensation cost is measured at fair value at the date of grant and compensation cost is recognized into income over the vesting period.

7.    FOREIGN EXCHANGE GAINS (LOSSES)

                                                                        3 MONTHS     3 Months     6 MONTHS      6 Months
                                                                          ENDED        Ended        ENDED         Ended
                                                                         JUNE 30      June 30      JUNE 30       June 30
                                                                          2004         2003         2004          2003
                                                                        --------     --------     --------      --------
Foreign exchange translation gain (loss) on monetary assets and liabilities denominated in Canadian dollar and European
    currencies                                                          $   (2.7)           -          1.6             -
Recognition of historical foreign currency translation
    adjustments resulting from reductions of net investments in
    Canada and Europe                                                          -            -          9.4           3.1
                                                                        --------           --         ----           ---
                                                                        $   (2.7)           -         11.0           3.1
                                                                        ========           ==         ====           ===

TRIZEC CANADA SECOND QUARTER 2004      16      NOTES TO THE FINANCIAL STATEMENTS

8.    INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

                                                   3 MONTHS     3 Months     6 MONTHS      6 Months
                                                     ENDED        Ended        ENDED         Ended
                                                    JUNE 30      June 30      JUNE 30       June 30
                                                     2004         2003         2004          2003
                                                   --------     --------     --------      --------
RECOVERY (EXPENSE)
Income taxes
    Current
      - withholding taxes on REIT distributions    $   34.2         (0.6)        33.6          (1.4)
      - sales                                          (0.4)           -         (5.9)            -
    Future
      - operations and sales                            3.8          4.0          3.9          (5.3)
Franchise, capital and alternative minimum tax         (1.5)        (1.3)        (3.0)         (3.6)
                                                   --------         ----         ----         -----
                                                   $   36.1          2.1         28.6         (10.3)
                                                   ========         ====         ====         =====

During the first quarter of 2003, Trizec Properties paid approximately $49.5 million in corporate taxes related to pre-REIT tax matters. There was no income statement impact.

During the quarter, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount has been credited to the consolidated statement of income.

9.    SEGMENTED INFORMATION

The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business through Trizec Properties.

The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the Trizec Properties and Trizec Canada corporate level. The following presents information by reportable segment for the three months and six months ended June 30, 2004 and 2003.

TRIZEC CANADA SECOND QUARTER 2004      17      NOTES TO THE FINANCIAL STATEMENTS

SEGMENTED INFORMATION

                                                                  2004                          2003
                                                    ------------------------------   ------------------------------
                                                      TRIZEC       TRIZEC              Trizec       Trizec
For the 3 months ended June 30,                     PROPERTIES     CANADA    TOTAL   Properties     Canada    Total
-------------------------------                     ----------     ------    -----   ----------     ------    -----
RENTAL OPERATIONS
  Rental revenue                                    $    209.5          -    209.5        214.8        7.2    222.0
  Operating expenses                                     (66.0)         -    (66.0)       (71.3)      (6.5)   (77.8)
  Property taxes                                         (24.6)         -    (24.6)       (26.9)      (0.5)   (27.4)
                                                    ----------       ----    -----        -----       ----    -----
RENTAL INCOME                                            118.9          -    118.9        116.6        0.2    116.8
  General and administrative expense                      (9.0)      (1.9)   (10.9)        (8.7)      (1.6)   (10.3)
  Interest expense                                       (42.6)         -    (42.6)       (45.4)      (0.6)   (46.0)
                                                    ----------       ----    -----        -----       ----    -----
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING         67.3       (1.9)    65.4         62.5       (2.0)    60.5
  ITEMS
  Depreciation expense                                   (39.9)         -    (39.9)       (41.3)      (0.5)   (41.8)
  Exchangeable debentures interest expense, net              -       (1.4)    (1.4)           -       (1.4)    (1.4)
  Interest income                                          1.8        0.6      2.4          1.0        1.4      2.4
  Gain (loss) on sale of properties, net                 (14.5)       1.1    (13.4)           -        1.8      1.8
  Provision for losses on properties                     (64.3)         -    (64.3)       (13.9)         -    (13.9)
  Recovery on insurance claims                             0.5          -      0.5          2.2          -      2.2
  Foreign exchange losses                                    -       (2.7)    (2.7)           -          -        -
  Gain (loss) on early retirement of debt, net            (6.3)         -     (6.3)         3.6          -      3.6
  Derivative gain                                          0.6          -      0.6            -          -        -
  Other income                                               -        0.5      0.5            -          -        -
                                                    ----------       ----    -----        -----       ----    -----
Income (loss) before taxes and non-controlling           (54.8)      (3.8)   (58.6)        14.1       (0.7)    13.4
  interests
  Income and other corporate taxes                        (1.9)      38.0     36.1         (1.3)       3.4      2.1
  Non-controlling interests                               34.1          -     34.1        (11.9)         -    (11.9)
                                                    ----------       ----    -----        -----       ----    -----
INCOME (LOSS) FROM CONTINUING OPERATIONS                 (22.6)      34.2     11.6          0.9        2.7      3.6
DISCONTINUED OPERATIONS                                  (30.0)       3.0    (27.0)         0.2          -      0.2
                                                    ----------       ----    -----        -----       ----    -----
NET INCOME (LOSS)                                   $    (52.6)      37.2    (15.4)         1.1        2.7      3.8
                                                    ==========       ====     ====        =====       ====    =====

                                                                  2004                          2003
                                                    ------------------------------   ------------------------------
                                                      TRIZEC       TRIZEC              Trizec       Trizec
        FOR THE 6 MONTHS ENDED JUNE 30,             PROPERTIES     CANADA    TOTAL   Properties     Canada    Total
        -------------------------------             ----------     ------    -----   ----------     ------    -----
RENTAL OPERATIONS
  Rental revenue                                    $    421.2          -    421.2        439.9       16.8    456.7
  Operating expenses                                    (134.8)         -   (134.8)      (142.1)     (12.1)  (154.2)
  Property taxes                                         (49.8)         -    (49.8)       (54.3)      (0.9)   (55.2)
                                                    ----------       ----    -----        -----       ----    -----
RENTAL INCOME                                            236.6          -    236.6        243.5        3.8    247.3
  General and administrative expense                     (13.3)      (3.8)   (17.1)       (18.9)      (3.2)   (22.1)
  Interest expense                                       (86.2)      (0.5)   (86.7)       (91.0)      (2.8)   (93.8)
                                                    ----------       ----    -----        -----       ----    -----
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING        137.1       (4.3)   132.8        133.6       (2.2)   131.4
  ITEMS
  Depreciation expense                                   (81.4)         -    (81.4)       (82.5)      (0.9)   (83.4)
  Exchangeable debentures interest expense, net              -       (6.2)    (6.2)           -       (6.2)    (6.2)
  Interest income                                          2.9        2.4      5.3          2.9        2.3      5.2
  Gain on sale of properties, net                          5.8        1.1      6.9         20.7       49.5     70.2
  Provision for losses on properties                     (64.3)         -    (64.3)       (13.9)         -    (13.9)
  Recovery on insurance claims                             0.7          -      0.7          7.5          -      7.5
  Foreign exchange gains                                   3.3        7.7     11.0            -        3.1      3.1
  Gain (loss) on early retirement of debt, net            (6.0)         -     (6.0)         6.1          -     6.1
  Derivative loss                                         (1.5)         -     (1.5)           -          -        -
  Other income                                               -        0.5      0.5            -          -        -
                                                    ----------       ----    -----        -----       ----    -----
INCOME (LOSS) BEFORE TAXES AND NON-CONTROLLING            (3.4)       1.2     (2.2)        74.4       45.6    120.0
  INTERESTS
  Income and other corporate taxes                        (8.9)      37.5     28.6         (3.0)      (7.3)   (10.3)
  Non-controlling interests                                1.9          -      1.9        (46.8)         -    (46.8)
                                                    ----------       ----    -----        -----       ----    -----
INCOME (LOSS) FROM CONTINUING OPERATIONS                 (10.4)      38.7     28.3         24.6       38.3     62.9
DISCONTINUED OPERATIONS                                  (15.1)       2.1    (13.0)         0.8       (0.1)     0.7
                                                    ----------       ----    -----        -----       ----    -----
NET INCOME (LOSS)                                   $    (25.5)      40.8     15.3         25.4       38.2     63.6
                                                    ==========       ====    =====        =====       ====     ====

TRIZEC CANADA SECOND QUARTER 2004      18      NOTES TO THE FINANCIAL STATEMENTS

The following segmented information presents the financial position of the Corporation as at June 30, 2004 and December 31, 2003 on a basis that isolates the financial position of Trizec Properties, Trizec Canada's principal asset, from the other assets held by Trizec Canada. The total assets of Trizec Canada include $44.0 million (2003 - $82.6 million) relating to countries other than Canada and the United States.

                                                      JUNE 30, 2004                         December 31, 2003
                                       -----------------------------------------   ------------------------------------
                                          TRIZEC           TRIZEC                    Trizec         Trizec
                                        PROPERTIES         CANADA        TOTAL     Properties       Canada       Total
                                       ------------        ------     ----------   ----------       ------      -------
ASSETS
Properties                             $    4,207.2             -        4,207.2      4,733.6            -      4,733.6
Cash and cash equivalents                     172.7          59.4          232.1        129.3        103.9        233.2
Restricted cash                               203.7           9.8          213.5         97.3         17.8        115.1
Marketable securities                             -          98.3           98.3            -            -            -
Investments - other                               -         312.5          312.5            -        329.9        329.9
Other assets                                  349.3          17.6          366.9        360.1         56.0        416.1
Future income taxes                               -          99.3           99.3            -         94.9         94.9
                                       ------------         -----     ----------      -------        -----      -------
                                       $    4,932.9         596.9        5,529.8      5,320.3        602.5      5,922.8
                                       ============         =====     ==========      =======        =====      =======

LIABILITIES
Long-term debt                         $    2,833.1             -        2,833.1      3,092.7            -      3,092.7
Exchangeable debentures
   Carrying amount                                -         598.4          598.4            -        688.1        688.1
   Deferred amount                                -         292.5          292.5            -        202.8        202.8
Accounts payable and accrued
     liabilities                              255.4          30.0          285.4        271.2         68.0        339.2
                                       ------------         -----     ----------      -------        -----      -------
                                       $    3,088.5         920.9        4,009.4      3,363.9        958.9      4,322.8
                                       ============         =====                     =======        =====
NON-CONTROLLING INTERESTS                                                1,109.0                                1,170.5
SHAREHOLDERS' EQUITY                                                       411.4                                  429.5
                                                                      ----------                                -------
                                                                      $  5,529.8                                5,922.8
                                                                      ==========                                =======

10.   PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted income per share amounts.

                                                                          3 MONTHS      3 MONTHS     6 MONTHS      6 Months
                                                                            ENDED         ENDED        ENDED         Ended
                                                                           JUNE 30       JUNE 30      JUNE 30       June 30
                                                                            2004          2003         2004          2003
                                                                         ----------     --------     --------      --------
Numerator:
  Income from continuing operations                                      $     11.6          3.6         28.3          62.7
  Discontinued operations                                                     (27.0)         0.2        (13.0)          0.9
  Net income (loss)                                                           (15.4)         3.8         15.3          63.6
                                                                         ==========         ====        =====          ====
Denominator for income per share (in millions):
  Weighted average shares outstanding                                          59.9         59.9         59.9          59.9
  Impact of dilutive potential shares resulting from share purchase
    options                                                                       -            -            -             -
                                                                         ----------         ----        -----          ----
Denominator for diluted per share amounts                                      59.9         59.9         59.9          59.9
                                                                         ==========         ====        =====          ====
INCOME (LOSS) PER SHARE
  Basic and diluted
    Continuing operations                                                $     0.19         0.06         0.47          1.05
    Discontinued operations                                                   (0.45)           -        (0.21)         0.01
    Net income (loss)                                                         (0.26)        0.06         0.26          1.06
                                                                         ==========         ====        =====          ====

TRIZEC CANADA SECOND QUARTER 2004      19      NOTES TO THE FINANCIAL STATEMENTS

None of the 0.8 million share purchase options outstanding at June 30, 2004 (2003 - 1.3 million) were included in per share computations as they would have had an anti-dilutive effect.

11.   CONTINGENCIES

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at June 30, 2004 cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

12.   SUBSEQUENT EVENTS

In July 2004, Trizec Properties paid off and retired the mortgage debt on Newport Tower in Jersey City, New Jersey. The mortgage debt had a principal balance of approximately $102.8 million, bore interest at a fixed rate of 7.09% and had a maturity date of November 2004.

In July 2004, Trizec Properties paid down approximately $444.1 million of its variable rate commercial mortgage pass-through certificates primarily by drawing on the 2004 Unsecured Credit Facility. Trizec Properties paid an approximately $0.8 million prepayment fee related to this transaction.

In July 2004, Trizec Properties reached an agreement to acquire Bank of America Plaza, located at 333 South Hope Street, Los Angeles, California, for approximately $444.0 million. The completion of the transaction is expected to occur during the third quarter of 2004 and remains subject to the satisfaction of customary closing conditions.

In July 2004, Trizec Properties sold the Borden Building, located in Columbus, Ohio, for gross proceeds of approximately $29.9 million.

TRIZEC CANADA SECOND QUARTER 2004      20      NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following Management's Discussion and Analysis ("MD&A"), which has been prepared as of August 10, 2004, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. ("Trizec Canada" or "the Corporation") and the notes thereto for the six months ended June 30, 2004, as well as the paragraph regarding forward looking statements on page 49 hereof. All dollar amounts are expressed in United States dollars and references to "$" are to United States dollars. References to "C$" are to Canadian dollars. For periods prior to May 8, 2002, references to "the Corporation" or "Trizec Canada" refer to TrizecHahn Corporation ("TrizecHahn"), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002. Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

Additional information relating to the Corporation for the year ended December 31, 2003, filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.

OVERVIEW

Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc. ("Trizec Properties"), a publicly traded U.S. office real estate investment trust, or REIT, one of the largest owners and managers of commercial property in the United States, with 62 U.S. office properties containing approximately 41.9 million square feet, or approximately 38.3 million square feet based upon Trizec Properties' pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas:
Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

Trizec Canada's subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC. Trizec Properties' common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties' Form 10-Q for the quarterly period ended June 30, 2004, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on August 6, 2004. The Corporation's financial statement disclosure, where applicable, is consistent with that of Trizec Properties.

PLAN OF ARRANGEMENT

On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the "Arrangement") under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn's U.S. assets together with certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As the Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the

TRIZEC CANADA SECOND QUARTER 2004      21   MANAGEMENT'S DISCUSSION AND ANALYSIS

Trizec Properties board of directors, Trizec Canada continues to consolidate the balance sheet, operating results and cash flows of Trizec Properties in its consolidated financial statements.

Immediately after May 8, 2002, certain former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as non-controlling interests of $1,267.9 million, which was based on the historical cost basis of TrizecHahn's interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.

Trizec Canada's results include "non-controlling interests" which represents the share of earnings of Trizec Properties attributable to the shareholders of Trizec Properties, other than Trizec Canada, after the effective date of the Arrangement.

The following presents the financial position of the Corporation as at June 30, 2004 on a basis that isolates the financial position of Trizec Properties, Trizec Canada's principal asset, from the other assets held by Trizec Canada.

                                                  TRIZEC          TRIZEC
                                                PROPERTIES        CANADA          TOTAL
                                                ----------        ------        ---------
ASSETS
Properties                                      $  4,207.2             -          4,207.2
Cash and cash equivalents                            172.7          59.4            232.1
Restricted cash                                      203.7           9.8            213.5
Marketable securities                                    -          98.3             98.3
Investments - other                                      -         312.5            312.5
Other assets                                         349.3          17.6            366.9
Future income taxes                                      -          99.3             99.3
                                                ----------         -----        ---------
                                                $  4,932.9         596.9          5,529.8
                                                ==========         =====        =========

LIABILITIES
Long-term debt                                  $  2,833.1             -          2,833.1
Exchangeable debentures
   Carrying amount                                       -         598.4            598.4
   Deferred amount                                       -         292.5            292.5
Accounts payable and accrued liabilities             255.4          30.0            285.4
                                                ----------         -----        ---------
                                                $  3,088.5         920.9          4,009.4
                                                ==========         =====
NON-CONTROLLING INTERESTS                                                         1,109.0
SHAREHOLDERS' EQUITY                                                                411.4
                                                                                ---------
                                                                                $ 5,529.8
                                                                                =========

TRIZEC CANADA MONETIZATION STATUS

As contemplated in the Arrangement, the aggregate value of Trizec Canada's net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement.

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. With the receipt in January 2004 of approximately C$52 million ($39 million) in connection with this transaction, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement.

The Corporation also collected a $17 million receivable from Brandenburg Park in April 2004. Trizec Canada held cash and marketable securities of $167 million at June 30, 2004.

TRIZEC CANADA SECOND QUARTER 2004      22   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following presents the pro forma Net Other Assets position of Trizec Canada at June 30, 2004:

                                                               Adjustment for
                                                              Barrick Shares and
                                                                 TrizecHahn
                                                                Exchangeable        Pro Forma Trizec
                                                   Total         Debentures               Canada
                                                 -------      ------------------    ----------------
ASSETS
Cash and cash equivalent                         $  59.4                  -                     59.4
Restricted cash                                      9.8                  -                      9.8
Marketable securities                               98.3                  -                     98.3
Investments - other                                312.5             (286.2)                    26.3
Other assets                                        17.6              (10.9)                     6.7
Future income taxes                                 99.3                  -                     99.3
                                                 -------             ------         ----------------
                                                 $ 596.9             (297.1)                   299.8
                                                 =======             ======         ================
LIABILITIES
Long-term debt                                   $     -                  -                        -
Exchangeable debentures                            890.9             (890.9)                       -
Accounts payable and accrued liabilities            30.0               (6.6)                    23.4
                                                 -------             ------         ----------------
                                                 $ 920.9             (897.5)                    23.4
                                                 =======             ======         ================
                                                                                               276.4
Adjustment to future income taxes
 and to estimated liability                                                                   (115.3)
                                                                                    ----------------
PRO FORMA NET OTHER ASSETS                                                          $          161.1
                                                                                    ================

The pro forma Trizec Canada Net Other Assets position at June 30, 2004 includes a net asset of $99.3 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of capital losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the Net Other Assets, because of Trizec Canada's Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $16 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of capital losses and timing differences.

The pro forma Net Other Assets position of approximately $161.1 million is available to satisfy Trizec Canada's ongoing funding obligations, which at the time of the Arrangement were estimated to be approximately $92 million. The current favourable position primarily reflects the realized benefit of a strengthened Euro and Canadian currency, with respect to the European asset sales, and the transfer of the Corporation's interest in the CN Tower. In addition, during the quarter the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. With the completion of the CN Tower transaction, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Trizec Canada's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

TRIZEC CANADA SECOND QUARTER 2004      23   MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical accounting estimates are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada's significant accounting policies, see Note 2 in the notes to the December 31, 2003 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada's interim consolidated financial statements are described in more detail in the Corporation's annual MD&A for the year ended December 31, 2003.

ACCOUNTING DEFINITIONS

Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties' management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. The Corporation's method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

OUTLOOK AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2004

Trizec Canada recorded a loss of $15.4 million or loss per share of $0.26 for the three months ended June 30, 2004, compared with a net income of $3.8 million or net income per share of $0.06 for the three months ended June 30, 2003.

TRIZEC CANADA SECOND QUARTER 2004      24   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table segments Trizec Canada's consolidated financial information and isolates the results of operations of Trizec Properties, Trizec Canada's principal asset, on a Canadian GAAP basis.


                                                   Three months ended June 30                             Increase/
                                   --------------------------------------------------------             (Decrease) in
                                                2004                         2003                         Net Income
                                   -------------------------------------------------------------------------------------------
                                     Trizec    Trizec             Trizec    Trizec             Trizec       Trizec
                                   Properties  Canada   Total   Properties  Canada   Total   Properties     Canada      Total
                                   ----------  ------  ------   ----------  ------  ------   ----------     ------     ------
RENTAL OPERATIONS
  Rental revenue                    $ 209.5        -    209.5     214.8       7.2    222.0      (5.3)        (7.2)      (12.5)
  Operating expenses                  (66.0)       -    (66.0)    (71.3)     (6.5)   (77.8)      5.3          6.5        11.8
  Property taxes                      (24.6)       -    (24.6)    (26.9)     (0.5)   (27.4)      2.3          0.5         2.8
                                    -------     ----   ------     -----      ----   ------     -----         ----      ------
RENTAL INCOME                         118.9        -    118.9     116.6       0.2    116.8       2.3         (0.2)        2.1
  General and administrative
    expense                            (9.0)    (1.9)   (10.9)     (8.7)     (1.6)   (10.3)     (0.3)        (0.3)       (0.6)
  Interest expense, net               (42.6)       -    (42.6)    (45.4)     (0.6)   (46.0)      2.8          0.6         3.4
                                    -------     ----   ------     -----      ----   ------     -----         ----      ------
REAL ESTATE OPERATING INCOME
  BEFORE THE FOLLOWING ITEMS           67.3     (1.9)    65.4      62.5      (2.0)    60.5       4.8          0.1         4.9
  Depreciation expense                (39.9)       -    (39.9)    (41.3)     (0.5)   (41.8)      1.4          0.5         1.9
  Exchangeable debentures interest
    expense, net                          -     (1.4)    (1.4)        -      (1.4)    (1.4)        -            -           -
  Interest income                       1.8      0.6      2.4       1.0       1.4      2.4       0.8         (0.8)          -
  Gain (losses) on sale of
  properties, net                     (14.5)     1.1    (13.4)        -       1.8      1.8     (14.5)        (0.7)      (15.2)
  Provision for losses on
  properties                          (64.3)       -    (64.3)    (13.9)        -    (13.9)    (50.4)           -       (50.4)
  Recovery on insurance claims          0.5        -      0.5       2.2         -      2.2      (1.7)           -        (1.7)
  Foreign exchange gains (losses)         -     (2.7)    (2.7)        -         -        -         -         (2.7)       (2.7)
  Gain (loss) on early retirement
    of debt, net                       (6.3)       -     (6.3)      3.6         -      3.6      (9.9)           -        (9.9)
  Derivative gain                       0.6        -      0.6         -         -        -       0.6            -         0.6
  Other income                            -      0.5      0.5         -         -        -         -          0.5         0.5
                                    -------     ----   ------     -----      ----   ------     -----         ----      ------
INCOME (LOSS) BEFORE TAXES AND
  NON-CONTROLLING INTERESTS           (54.8)    (3.8)   (58.6)     14.1      (0.7)    13.4     (68.9)        (3.1)      (72.0)
  Income and other corporate taxes
    Future                                -      3.8      3.8         -      (0.6)    (0.6)        -          4.4         4.4
    Current                            (1.9)    34.2     32.3      (1.3)      4.0      2.7      (0.6)        30.2        29.6
  Non-controlling interests            34.1        -     34.1     (11.9)        -    (11.9)     46.0            -        46.0
                                    -------     ----   ------     -----      ----   ------     -----         ----      ------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS                          (22.6)    34.2     11.6       0.9       2.7      3.6     (23.5)        31.5         8.0
DISCONTINUED OPERATIONS               (30.0)     3.0    (27.0)      0.2         -      0.2     (30.2)         3.0       (27.2)
                                    -------     ----   ------     -----      ----   ------     -----         ----      ------
NET INCOME (LOSS)                   $ (52.6)    37.2    (15.4)      1.1       2.7      3.8     (53.7)        34.5       (19.2)
                                    -------     ----   ------     -----      ----   ------     -----         ----      ------
INCOME (LOSS) PER TRIZEC CANADA
  SHARE
Basic and diluted
  Continuing operations                                $ 0.19                       $ 0.06                             $ 0.13
                                                       ------                       ------                             ------
  Discontinued operations                              $(0.45)                      $    -                             $(0.45)
                                                       ------                       ------                             ------
  Net income (loss)                                    $(0.26)                      $ 0.06                             $(0.32)
                                                       ------                       ------                             ------

TRIZEC CANADA SECOND QUARTER 2004      25   MANAGEMENT'S DISCUSSION AND ANALYSIS

DIFFERENCES FROM CANADIAN ACCOUNTING PRINCIPLES

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP").

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC PROPERTIES, INC.
BALANCE SHEET                                         Proportionate  Leasing     Property   Derivative           CDN
AS AT JUNE 30, 2004                       U.S. GAAP   Consolidation   Costs     Book Value  Instruments  Other   GAAP
----------------------------------------  ---------   -------------  -------    ----------  -----------  -----  -------
ASSETS
Real estate, net                          $ 3,734.0       410.8       112.3       (49.9)          -         -   4,207.2
Cash and cash equivalents                     172.7           -           -           -           -         -     172.7
Restricted cash                               149.3        54.4           -           -           -         -     203.7
Investment in unconsolidated real estate
   joint ventures                             100.6      (100.6)          -           -           -         -         -
Other assets                                  393.8        53.8      (112.3)          -        12.1       1.9     349.3
                                          ---------      ------      ------       -----        ----      ----   -------
                                          $ 4,550.4       418.4           -       (49.9)       12.1       1.9   4,932.9
                                          ---------      ------      ------       -----        ----      ----   -------
LIABILITIES
Mortgage debt and other loans             $ 2,402.8       430.3           -           -           -         -   2,833.1
Accounts payable and accrued
   liabilities                                281.2       (11.9)          -           -        (7.7)      6.4     268.0
                                          ---------      ------      ------       -----        ----      ----   -------
                                            2,684.0       418.4           -           -        (7.7)      6.4   3,101.1
Minority interest                               5.2           -           -           -           -      (3.9)      1.3
Redeemable preferred stock                      0.2           -           -           -           -      (0.2)        -
                                          ---------      ------      ------       -----        ----      ----   -------
                                            2,689.4       418.4           -           -        (7.7)      2.3   3,102.4
                                          ---------      ------      ------       -----        ----      ----   -------
SHAREHOLDERS' EQUITY
Shareholders' capital/retained earnings     1,881.9           -           -       (49.9)       (0.1)     (1.4)  1,830.5
Unearned compensation                          (1.0)          -           -           -           -       1.0         -
Accumulated other comprehensive loss          (19.9)          -           -           -        19.9         -         -
                                          ---------      ------      ------       -----        ----      ----   -------
                                            1,861.0           -           -       (49.9)       19.8      (0.4)  1,830.5
                                          ---------      ------      ------       -----        ----      ----   -------
                                          $ 4,550.4       418.4           -       (49.9)       12.1       1.9   4,932.9
                                          ---------      ------      ------       -----        ----      ----   -------

TRIZEC CANADA SECOND QUARTER 2004      26   MANAGEMENT'S DISCUSSION AND ANALYSIS

TRIZEC PROPERTIES, INC.
STATEMENT OF INCOME                                                   Proportionate  Discontinued   Property           CDN
FOR THE THREE MONTHS ENDED JUNE 30, 2004                   U.S. GAAP  Consolidation   Operations   Book Value  Other   GAAP
---------------------------------------------------------  ---------  -------------  ------------  ----------  -----   ----
REVENUES
   Property revenue                                        $  186.2       23.3             -            -          -   209.5
                                                           --------      -----            --         ----      -----  ------
EXPENSES
   Property operating expenses                                (80.9)      (9.7)            -            -          -   (90.6)
   General and administrative expense                          (8.9)         -             -            -       (0.1)   (9.0)
   Interest income                                              1.6        0.2             -            -          -     1.8
   Interest expense                                           (38.2)      (4.4)            -            -          -   (42.6)
   Depreciation expense                                       (37.1)      (3.3)            -          0.5          -   (39.9)
   Stock option grant expense                                  (0.1)         -             -            -        0.1       -
                                                           --------      -----            --         ----      -----  ------
                                                             (163.6)     (17.2)            -          0.5          -  (180.3)
                                                           --------      -----            --         ----      -----  ------
INCOME BEFORE THE FOLLOWING ITEMS                              22.6        6.1             -          0.5          -    29.2
   Minority interest                                            0.1          -             -            -        0.7     0.8
   Income from unconsolidated real estate joint ventures,
       including provision for loss on investment               2.0       (2.0)            -            -          -       -
   Gain on sale of properties, net                                -        0.7             -            -      (15.2)  (14.5)
   Provision for losses on properties                         (53.1)         -             -          3.3      (14.5)  (64.3)
   Provision for loss on investment                           (14.5)         -             -            -       14.5       -
   Gain on lawsuit settlement
   Recovery on insurance claims                                 0.5          -             -            -          -     0.5
   Foreign exchange gains                                         -          -             -            -          -       -
   Gain on early retirement of debt, net                       (1.4)      (4.9)            -            -          -    (6.3)
   Derivative loss                                              0.5        0.1             -            -          -     0.6
   Income and other corporate taxes                            (1.5)         -             -            -       (0.4)   (1.9)
                                                           --------      -----            --         ----      -----  ------
LOSS FROM CONTINUING OPERATIONS                               (44.8)         -             -          3.8      (14.9)  (55.9)
   Discontinued operations                                    (79.7)         -             -          4.6          -   (75.1)
   Gain on sale of properties, net                            (12.5)         -             -         (3.1)      15.6       -
                                                           --------      -----            --         ----      -----  ------
NET INCOME (LOSS)                                          $ (137.0)         -             -          5.3        0.7  (131.0)
                                                           --------      -----            --         ----      -----  ------

PROPORTIONATE CONSOLIDATION

Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation's ownership interest.

LEASING COSTS

Under Canadian GAAP, leasing costs are classified as part of real estate, net whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

PROPERTY BOOK VALUE

Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465 "Income Taxes".

TRIZEC CANADA SECOND QUARTER 2004      27   MANAGEMENT'S DISCUSSION AND ANALYSIS

DERIVATIVE INSTRUMENTS

Under U.S. GAAP, Trizec Properties follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation's consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.

RENTAL INCOME

TRIZEC PROPERTIES

At June 30, 2004, Trizec Properties had total assets of approximately $4.9 billion and owned interests in 62 U.S. office properties containing approximately 41.9 million square feet, with its pro rata ownership interest totaling approximately 38.3 million square feet. Trizec Properties' office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York and Washington, D.C.

The macroeconomic conditions that negatively affected employment levels for office workers, which, in turn, affected the demand for office space, have not significantly changed since the end of 2003. This stagnant demand for office space makes it unlikely that occupancy rates will increase during the remainder of the year, and, additionally, may put downward pressure on market rents. Our focus for the remainder of the year will be to renew or re-lease expiring space. The table below reflects the occupancy rates at June 30, 2004 compared to December 31, 2003 and shows the percentage of the square feet, based on our pro rata economic ownership interest in joint ventures, that will expire during the remainder of the year for our total U.S. office portfolio.

TRIZEC CANADA SECOND QUARTER 2004      28   MANAGEMENT'S DISCUSSION AND ANALYSIS


                           OCCUPANCY RATES AT          PERCENTAGE OF SPACE
                    ---------------------------------    EXPIRING IN THE
                    JUNE 30, 2004   DECEMBER 31, 2003   REMAINDER OF 2004
                    -------------   -----------------  -------------------
Core Markets
  Atlanta               87.1%             85.8%               6.1%
  Chicago               95.1%             95.1%               3.9%
  Dallas                83.7%             80.7%               2.7%
  Houston               83.8%             84.9%               8.3%
  Los Angeles           83.3%             84.8%               5.2%
  New York              96.5%             97.3%               9.7%
  Washington, D.C.      90.2%             87.1%               4.1%
                        ----              ----                ---
                        88.7%             88.0%               6.2%
                        ----              ----                ---
Secondary Markets
  Charlotte             93.8%             98.2%               0.7%
  Pittsburgh            81.7%             79.1%               3.2%
  St. Louis             85.5%             85.0%               5.2%
  Other                 73.4%             74.2%               6.4%
                        ----              ----                ---
                        80.4%             81.0%               4.5%
                        ----              ----                ---
Total                   87.1%             86.6%               5.9%
                        ----              ----                ---

For Trizec Properties' total portfolio of 62 U.S. office properties for the six months ended June 30, 2004, it leased approximately 3.4 million square feet (3.2 million square feet based on its pro rata economic ownership interest in joint ventures). Average occupancy decreased to 86.7% compared to 87.3% for the six months ended June 30, 2003 based on Trizec Properties' pro rata economic ownership interest in joint ventures. Trizec Properties experienced a $2.04 per square foot decrease ($1.90 per square foot decrease based on its pro rata economic ownership interest in joint ventures) in gross rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties.

In an environment of stagnant economic conditions, it is normal to experience increased rental delinquencies and tenant failures. Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help identify significant credit risks. At the end of June 2004, Trizec Properties was closely monitoring tenants with leases representing approximately 4.41% of the leaseable area of our U.S. office portfolio and approximately 3.56% of its annual gross rent for the U.S. office portfolio.

The table below presents selected operating information for the U.S. office and portfolio for the three months ended June 30, 2004 and 2003.

                                                  Three months ended
                                                       June 30             Increase/
                                                  ------------------      (Decrease)
                                                    2004      2003     in Rental Income
                                                   ------    -----     ----------------
U.S. OFFICE PORTFOLIO
  Rental revenue                                   $209.5    214.8          (5.3)
  Operating expenses                                (90.6)   (98.2)          7.6
                                                   ------    -----           ---
RENTAL INCOME                                      $118.9    116.6           2.3
                                                   ------    -----           ---

TRIZEC CANADA SECOND QUARTER 2004      29   MANAGEMENT'S DISCUSSION AND ANALYSIS

Office property revenues decreased by approximately $5.3 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Office property revenues decreased by approximately $2.6 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004 and by approximately $1.2 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. Property dispositions in 2003 resulted in a decrease in rental revenue of $3.0 million. In addition, office property rental revenue decreased by approximately $0.2 million due to a decrease in average occupancy and rental rates. These decreases were offset by an increase in termination fee income of approximately $0.3 million, an increase in parking revenue of approximately $0.3 million and an increase in other miscellaneous revenue of approximately $0.5 million. In addition, there was an increase of approximately $0.4 million in management fee income for the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

Lease termination fees are an element of ongoing real estate ownership. Included in the office property revenue analysis above, for the three months ended June 30, 2004, Trizec Properties recognized approximately $1.2 million of termination fees for its office portfolio compared to approximately $0.9 million for the three months ended June 30, 2003.

Property Operating Expenses

Office property operating expenses decreased by approximately $7.6 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Office property operating expenses decreased by approximately $1.9 million due to a decrease in insurance expense and approximately $0.4 million due to a decrease in property tax expense. The sale of 151 Front Street in the first quarter of 2004 resulted in a decrease of office property operating expenses of approximately $1.5 million and the sale of a 50% interest in Plaza of the Americas resulted in a decrease of approximately $0.4 million. Property dispositions in 2003 resulted in a decrease in property operating expenses of $1.8 million. In addition, office property operating expenses decreased approximately $0.9 million primarily due to a decrease in utilities expense and approximately $0.4 million due to a decrease in bad debt expense. These decreases are partially offset by an increase of approximately $1.0 million due primarily to an increase in building management expenses for the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

Excluding the impact of lease termination fees on revenues, Trizec Properties office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to 56.5% for the three months ended June 30, 2004 from 54.1% for the three months ended June 30, 2003, primarily reflecting a decrease in operating expenses.

TRIZEC CANADA

Consistent with its plan, Trizec Canada has monetized its non-U.S. real estate assets. On a year-over-year basis, rental income decreased by a total of $0.2 million. The change, due to 2003 dispositions, resulted in a decrease in rental income in Europe of $1.0 million, partially offset by a loss of $0.8 million in Canada.

Effective December 31, 2003, the Corporation's interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited.

Trizec Canada recorded no rental income for the second quarter of 2004.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

TRIZEC CANADA SECOND QUARTER 2004      30   MANAGEMENT'S DISCUSSION AND ANALYSIS

Total general and administrative expense increased by approximately $0.6 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

Trizec Properties' general and administrative expense increased by approximately $0.3 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. This increase is due primarily to an increase in compensation levels and an increase in the number of employees for the three months ended June 30, 2004 compared to the three months ended June 30, 2003, offset by a decrease in professional fees paid during the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

Stock option grant expense, which is included in general and administrative expense, decreased by approximately $0.2 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Stock option grant expense is comprised of the amortization of the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization and stock option expense related to the adoption of CICA Handbook
Section 3870 for stock options issued in 2003. For stock options granted in 2003, this non-cash cost incurred relates to the fair value of the stock options at the date of grant. The decrease in stock option grant expense of approximately $0.2 million is due primarily to the cessation of amortization due to the vesting of stock options.

INTEREST EXPENSE

The following analysis highlights the factors that contributed to the $3.4 million decrease in interest expense on a quarter-over-quarter basis.

Analysis of Decrease in Interest Expense                                           Total
----------------------------------------                                           -----
 Dispositions                                                                      $ 1.7
 Increase in rates                                                                  (1.6)
 Early debt retirements                                                              3.2
 Lower average debt balances and other                                               0.1
                                                                                   -----
 TOTAL DECREASE IN INTEREST EXPENSE                                                $ 3.4
                                                                                   =====

DEPRECIATION EXPENSE

Depreciation and amortization expense decreased by approximately $1.9 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. The disposition of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in May 2004 resulted in a decrease in depreciation and amortization expense of approximately $0.3 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Property dispositions in 2003 resulted in a decrease in depreciation expense of approximately $1.3 million. In addition, less accelerated depreciation of tenant improvements resulting from the early termination of leases resulted in a decrease in depreciation expense of approximately $0.3 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

INTEREST INCOME

During the three months ended June 30, 2004 interest income recorded by Trizec Properties increased by $0.8 million compared to the three months ended June 30, 2003. This increase is due primarily to interest income earned related to a loan made to one of its joint venture partners and fee income recognized in conjunction with the refinancing of a loan. During the same period, interest income recorded by Trizec Canada decreased by $0.8 million. This decrease was due partially to the collection of interest bearing notes related to the sale of the Corporation's European operations.

TRIZEC CANADA SECOND QUARTER 2004      31   MANAGEMENT'S DISCUSSION AND ANALYSIS

GAIN ON SALE OF PROPERTIES, NET

                                           3 MONTHS  3 Months  6 MONTHS  6 Months
                                             ENDED     Ended     ENDED     Ended
                                            JUNE 30   June 30   JUNE 30   June 30
                                             2004      2003      2004      2003
                                           --------  --------  --------  --------
Office properties                           $(19.0)      -       1.3        7.1
Retail/entertainment                           4.5       -       4.5       13.6
European retail/entertainment properties       1.1     1.8       1.1       49.5
                                            ------     ---       ---       ----
                                            $(13.4)    1.8       6.9       70.2
                                            ------     ---       ---       ----

During the second quarter of 2004, Trizec Properties sold its Woodbridge land property and residual land in Florida recording a gain on sale of properties of $4.5 million. In addition, $1.1 million was received in respect of recoveries on previous European dispositions.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L. P., the Corporation sold a 50% interest in Plaza of the Americas to its joint venture partner for a net sales price of approximately $47.7 million, resulting in a loss on disposition of real estate, net, of approximately $20.0 million.

On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of approximately $0.7 million in conjunction with the sale.

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.6 million.

During the second quarter of 2003, the Corporation recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit's operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

TRIZEC CANADA SECOND QUARTER 2004      32   MANAGEMENT'S DISCUSSION AND ANALYSIS

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

PROVISION FOR LOSSES ON PROPERTIES

During 2004, Trizec Properties' internal valuations indicated that the value of Gateway Center had declined. Accordingly, a provision for loss on properties in the amount of approximately $39.1 million was recorded in the second quarter of 2004. Gateway Center is currently encumbered by a mortgage loan in the amount of approximately $39.8 million. Trizec Properties has entered into discussions with the lender to restructure the terms of this loan.

In May 2004, as a result of its sale of a 50% interest in Plaza of the Americas, Trizec Properties recognized a provision for loss on properties of approximately $12.0 million related to its remaining 50% interest in Plaza of the Americas, L.P.

In June 2004, internal valuations indicated that the value of Trizec Properties' investment in Main Street Partners, L.P., a joint venture through which it owns a 50% interest in Bank One Center in Dallas, Texas, had declined. Accordingly, Trizec Properties recognized a provision for loss on properties of approximately $13.2 million.

During the second quarter of 2003, Trizec Properties recognized a provision for loss on Clark Tower in Memphis, Tennessee of $13.9 million. The fair value was determined by a contract price less transaction costs.

RECOVERY ON INSURANCE CLAIMS

During the three months ended June 30, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.1 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.

During the three months ended June 30, 2003, Trizec Properties received approximately $1.8 million in insurance proceeds related to a chiller it replaced at One New York Plaza in New York that was damaged in 2001.

FOREIGN EXCHANGE GAINS

                                                                         3 MONTHS  3 Months  6 MONTHS  6 Months
                                                                           ENDED     Ended     ENDED     Ended
                                                                          JUNE 30   June 30   JUNE 30   June 30
                                                                           2004      2003      2004      2003
                                                                         --------  --------  --------  --------
Foreign exchange translation gains on monetary assets and
liabilities denominated in Canadian dollar and European currency          $(2.7)       -        1.6        -

Recognition of historical foreign currency adjustment resulting from
reductions of net investments in Canada and Europe                            -        -        9.4      3.1
                                                                          $(2.7)       -       11.0      3.1

During the first quarter of 2004, the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

TRIZEC CANADA SECOND QUARTER 2004      33   MANAGEMENT'S DISCUSSION AND ANALYSIS

GAIN (LOSS) ON EARLY RETIREMENT OF DEBT, NET

During the three months ended June 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million unsecured revolving credit facility. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $4.8 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee related to refinancing during the quarter of the Grace Building and 1411 Broadway in New York, New York.

During the three months ended June 30, 2003, Trizec Properties recorded a gain of approximately $3.6 million on early debt retirement related to the forgiveness of a $17.9 million construction facility on its remaining technology property. On June 30, 2003, Trizec Properties conveyed title of its remaining technology property to the lender and is no longer obligated to the lender under the $17.9 million construction facility. The $3.6 million gain on early debt retirement is net of approximately $0.5 million remitted to the lender in full satisfaction of any exposure related to the construction facility.

DERIVATIVE GAIN

Due to the pay off and retirement of certain amounts of variable rate debt during the three months ended June 30, 2004 and due to the anticipated pay off and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the three months ended June 30, 2004, the Corporation recorded a derivative gain of approximately $0.6 million, representing the total ineffectiveness of its interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

INCOME AND OTHER CORPORATE TAXES

The following summarizes the key components of the provision for income and other corporate taxes.

                                                3 MONTHS  3 Months  6 MONTHS  6 Months
                                                  ENDED     Ended     ENDED     Ended
                                                 JUNE 30   June 30   JUNE 30   June 30
                                                  2004      2003      2004      2003
                                                --------  --------  --------  --------
Recovery (expense)
Income taxes
  Current
    -  withholding taxes on REIT distributions
                                                 $34.2     (0.6)      33.6      (1.4)
    -  sales                                      (0.4)       -       (5.9)        -
  Future
    -  operations and sales                        3.8      4.0        3.9      (5.3)
Franchise, capital and alternative minimum tax    (1.5)    (1.3)      (3.0)     (3.6)
                                                 -----     ----       ----     -----
                                                 $36.1      2.1       28.6     (10.3)
                                                 -----     ----       ----     -----

During the quarter, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount has been credited to the consolidated statement of income.

Actual cash taxes paid relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. As Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective withholding tax rate on REIT distributions pursuant to current treaty arrangements is approximately 10%. Withholding taxes on distributions made to date have been provided for at this rate. Trizec Canada anticipates changes in the U.S.-Hungary income tax treaty that are

TRIZEC CANADA SECOND QUARTER 2004      34   MANAGEMENT'S DISCUSSION AND ANALYSIS
expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. The U.S. withholding tax rate on distributions made by a U.S. REIT to a Canadian parent company is 30%. At that time, adjustments will be made to the carrying values of future income tax assets and liabilities.

DISCONTINUED OPERATIONS

The table below summarizes Trizec Properties' properties designated as held for disposition pursuant to CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations ("CICA 3475").

                                                           DESIGNATED AS
                                                              HELD FOR    PROVISION    DATE
            PROPERTY                         LOCATION       DISPOSITION     TAKEN    DISPOSED
--------------------------------------   ---------------   -------------  ---------  --------
PROPERTIES SOLD PRIOR TO JUNE 30, 2004
     Minnesota Center                    Minneapolis, MN      Sep-03       $   3.1    Oct-03
     9800 La Cienega                     Los Angeles, CA      Dec-03             -    Nov-03
     Park Central II                     Dallas, TX           Dec-03             -    Dec-03
     Desert Passage                      Las Vegas, NV        Dec-03             -    Dec-03
     Hollywood & Highland Retail         Los Angeles, CA      Feb-04             -    Feb-04
     Hollywood & Highland Hotel          Los Angeles, CA      Feb-04             -    Feb-04
     1441 Main Street                    Columbia, SC         Jun-04             -    Jun-04
     St. Louis Place                     St. Louis, MO        Jun-04             -    Jun-04
                                         ---------------   -------------  ---------  --------
                                                                           $   3.1
                                         ---------------   -------------  ---------  --------
PROPERTIES HELD FOR DISPOSITION
     Borden Building                     Columbus, OH         Jun-04       $  21.4     N/A
     Park Central I                      Dallas, TX           Jun-04           2.5     N/A
     1333 Main Street                    Columbia, SC         Jun-04           6.7     N/A
     3700 Bay Area Blvd.                 Houston, TX          Jun-04             -     N/A
     Lakeside Centre                     Atlanta, GA          Jun-04          10.1     N/A
     New Market Business Park            Atlanta, GA          Jun-04           6.3     N/A
     Bank of America-Columbia            Columbia, SC         Jun-04           5.3     N/A
     Williams Center I & II              Tulsa, OK            Jun-04          22.3     N/A
                                         ---------------   -------------  ---------  --------
                                                                           $  74.6
                                         ---------------   -------------  ---------  --------

In accordance with CICA 3475, the results of operations and gains or losses on disposition, if any, for the eight properties previously designated as held for disposition and sold prior to June 30, 2004, for all periods presented, have been reported as discontinued operations. In addition, in accordance with CICA 3475, the results of operations of the eight properties designated as held for disposition and not sold, for all periods presented, have been reported as discontinued operations.

As part of the periodic assessment of Trizec Properties' real estate properties relative to both the extent to which such assets are consistent with its long-term real estate investment objectives and the performance and prospects of each asset, Trizec Properties determined in the second quarter of 2004 that its investments in seven real estate properties were impaired. Given Trizec Properties' strategy focused on owning real estate in its seven core markets, Trizec Properties reduced its anticipated recovery period of certain of its remaining non-core assets. As a result of the reduction in the anticipated holding period, together with a reassessement of the anticipated future operating income of such non-core properties and the effects of new competition and demand for the properties, Trizec Properties determined that its investments in the Borden Building, Park Central I, 1333 Main Street, Lakeside Centre, New Market Business Park, Bank of America - Columbia and Williams Center I & II were impaired. In accordance with CICA 3475, the Corporation recorded a provision for

TRIZEC CANADA SECOND QUARTER 2004      35   MANAGEMENT'S DISCUSSION AND ANALYSIS
loss on discontinued real estate in the aggregate amount of approximately $74.6 million in the second quarter of 2004 to reduce the book value of such non-core assets to their estimated fair values.

SUBSEQUENT EVENTS

In July 2004, Trizec Properties paid off and retired the mortgage debt on Newport Tower in Jersey City, New Jersey. The mortgage debt had a principal balance of approximately $102.8 million, bore interest at a fixed rate of 7.09% and had a maturity date of November 2004.

In July 2004, Trizec Properties paid down approximately $444.1 million of its variable rate commercial mortgage pass-through certificates primarily by drawing on the 2004 Unsecured Credit Facility. Trizec Properties paid an approximately $0.8 million prepayment fee related to this transaction.

In July 2004, Trizec Properties reached an agreement to acquire Bank of America Plaza, located at 333 South Hope Street, Los Angeles, California, for approximately $444.0 million. The completion of the transaction is expected to occur during the third quarter of 2004 and remains subject to the satisfaction of customary closing conditions.

In July 2004, Trizec Properties sold the Borden Building, located in Columbus, Ohio, for gross proceeds of approximately $29.9 million.

TRIZEC CANADA SECOND QUARTER 2004      36   MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

Trizec Canada recorded net income of $15.3 million or net income per share of $0.26 for the six months ended June 30, 2004, compared with a net income of $63.6 million or net income per share of $1.06 for the six months ended June 30, 2003.

The following table segments Trizec Canada's consolidated financial information and isolates the results of operations of Trizec Properties, Trizec Canada's principal asset, on a Canadian GAAP basis.

                                                                                               Increase/
                                                Six months ended June 30                     (Decrease) in
                                 -------------------------------------------------------
                                            2004                        2003                   Net Income
                                 ------------------------------------------------------------------------------------
                                   TRIZEC    TRIZEC             Trizec    Trizec             Trizec    Trizec
                                 PROPERTIES  CANADA   TOTAL   Properties  Canada   Total   Properties  Canada   Total
                                 ----------  ------  -------  ----------  ------  ------   ----------  ------  ------
RENTAL OPERATIONS
  Rental revenue                 $ 421.2         -    421.2     439.9      16.8    456.7     (18.7)    (16.8)   (35.5)
  Operating expenses              (134.8)        -   (134.8)   (142.1)    (12.1)  (154.2)      7.3      12.1     19.4
  Property taxes                   (49.8)        -    (49.8)    (54.3)     (0.9)   (55.2)      4.5       0.9      5.4
                                 -------      ----   ------    ------     -----   ------     -----     -----   ------
RENTAL INCOME                      236.6         -    236.6     243.5       3.8    247.3      (6.9)     (3.8)   (10.7)
  General and administrative
    expense                        (13.3)     (3.8)   (17.1)    (18.9)     (3.2)   (22.1)      5.6      (0.6)     5.0
  Interest expense, net            (86.2)     (0.5)   (86.7)    (91.0)     (2.8)   (93.8)      4.8       2.3      7.1
                                 -------      ----   ------    ------     -----   ------     -----     -----   ------
REAL ESTATE OPERATING INCOME
  BEFORE THE FOLLOWING ITEMS       137.1      (4.3)   132.8     133.6      (2.2)   131.4       3.5      (2.1)     1.4
  Depreciation expense             (81.4)        -    (81.4)    (82.5)     (0.9)   (83.4)      1.1       0.9      2.0
  Exchangeable debentures
    interest expense, net              -      (6.2)    (6.2)        -      (6.2)    (6.2)        -         -        -
  Interest income                    2.9       2.4      5.3       2.9       2.3      5.2         -       0.1      0.1
  Gain (losses) on sale of
    properties, net                  5.8       1.1      6.9      20.7      49.5     70.2     (14.9)    (48.4)   (63.3)
  Provision for losses on
    properties                     (64.3)        -    (64.3)    (13.9)        -    (13.9)    (50.4)        -    (50.4)
  Recovery on insurance claims       0.7         -      0.7       7.5         -      7.5      (6.8)        -     (6.8)
  Foreign exchange gains (loss)      3.3       7.7     11.0         -       3.1      3.1       3.3       4.6      7.9
  Gain (loss) on early
    retirement of debt, net         (6.0)        -     (6.0)      6.1         -      6.1     (12.1)        -    (12.1)
  Derivative gain                   (1.5)        -     (1.5)        -         -        -      (1.5)        -     (1.5)
  Other income                         -       0.5      0.5         -         -        -         -       0.5      0.5
                                 -------      ----   ------    ------     -----   ------     -----     -----   ------
INCOME (LOSS) BEFORE TAXES AND
  NON-CONTROLLING INTERESTS         (3.4)      1.2     (2.2)     74.4      45.6    120.0     (77.8)    (44.4)  (122.2)
  Income and other corporate
    taxes
    Future                             -       3.9      3.9         -      (1.8)    (1.8)        -       5.7      5.7
    Current                         (8.9)     33.6     24.7      (3.0)     (5.5)    (8.5)     (5.9)     39.1     33.2
  Non-controlling interests          1.9         -      1.9     (46.8)        -    (46.8)     48.7         -     48.7
                                 -------      ----   ------    ------     -----   ------     -----     -----   ------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS                       (10.4)     38.7     28.3      24.6      38.3     62.9     (35.0)      0.4    (34.6)
DISCONTINUED OPERATIONS            (15.1)      2.1    (13.0)      0.8      (0.1)     0.7     (15.9)      2.2    (13.7)
                                 -------      ----   ------    ------     -----   ------     -----     -----   ------
NET INCOME (LOSS)                $ (25.5)     40.8     15.3      25.4      38.2     63.6     (50.9)      2.6    (48.3)
                                 -------      ----   ------    ------     -----   ------     -----     -----   ------
INCOME PER TRIZEC CANADA SHARE
Basic and diluted
  Continuing operations                              $ 0.47                       $ 1.05                       $(0.58)
                                                     ------                       ------                       ------
  Discontinued operations                            $(0.21)                      $ 0.01                       $(0.22)
                                                     ------                       ------                       ------
  Net income (loss)                                  $ 0.26                       $ 1.06                       $(0.80)
                                                     ------                       ------                       ------

TRIZEC CANADA SECOND QUARTER 2004      37   MANAGEMENT'S DISCUSSION AND ANALYSIS

DIFFERENCES FROM CANADIAN ACCOUNTING PRINCIPLES

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP").

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the statement of income of Trizec Properties are quantified and described on page 26.

TRIZEC PROPERTIES, INC                                                                               Property
STATEMENT OF INCOME                                                     Proportionate  Discontinued    Book             CDN
FOR THE SIX MONTHS ENDED JUNE 30, 2004                      U.S. GAAP   Consolidation   Operations     Value   Other    GAAP
---------------------------------------------------------   ---------   -------------  ------------  --------  -----   ------
REVENUES
   Property revenue                                          $ 373.9        47.3             -            -        -    421.2
                                                             -------       -----          ----         ----    -----   ------
EXPENSES
   Property operating expenses                                (164.8)      (19.8)            -            -        -   (184.6)
   General and administrative expense                          (13.0)          -             -            -     (0.3)   (13.3)
   Interest income                                               2.7         0.2             -            -        -      2.9
   Interest expense                                            (77.8)       (8.4)            -            -        -    (86.2)
   Depreciation expense                                        (75.5)       (6.9)            -          1.0        -    (81.4)
   Stock option grant expense                                   (0.3)          -             -            -      0.3        -
                                                             -------       -----          ----         ----    -----   ------
                                                              (328.7)      (34.9)            -          1.0        -   (362.6)
                                                             -------       -----          ----         ----    -----   ------
INCOME BEFORE THE FOLLOWING ITEMS                               45.2        12.4             -          1.0        -     58.6
   Minority interest                                            (1.0)          -             -            -      1.8      0.8
   Income from unconsolidated real estate joint ventures,
       including provision for loss on investment                8.2        (8.2)            -            -        -        -
   Gain on sale of properties, net                                 -         0.7             -            -      5.1      5.8
   Provision for loss on properties                            (53.1)          -             -          3.3    (14.5)   (64.3)
   Provision for loss on investment                            (14.5)          -             -            -     14.5        -
   Recovery on insurance claims                                  0.7           -             -            -        -      0.7
   Foreign exchange gains                                        3.3           -             -            -        -      3.3
   Gain on early retirement of debt, net                        (1.1)       (4.9)            -            -        -     (6.0)
   Derivative loss                                              (1.5)          -             -            -        -     (1.5)
   Income and other corporate taxes                             (3.0)          -             -            -     (5.9)    (8.9)
                                                             -------       -----          ----         ----    -----   ------
LOSS FROM CONTINUING OPERATIONS                                (16.8)          -             -          4.3      1.0    (11.5)
   Discontinued operations                                     (37.9)          -          (3.9)         4.6     (0.6)   (37.8)
   Gain on sale of properties, net                               2.3           -             -         (3.1)     0.8        -
                                                             -------       -----          ----         ----    -----   ------
NET INCOME (LOSS)                                            $ (52.4)          -          (3.9)         5.8      1.2    (49.3)
                                                             =======       =====          ====         ====    =====   ======

TRIZEC CANADA SECOND QUARTER 2004      38   MANAGEMENT'S DISCUSSION AND ANALYSIS

RENTAL INCOME

TRIZEC PROPERTIES

The table below presents selected operating information for the total U.S. office and retail/ entertainment portfolio for the six months ended June 30, 2004 and 2003.

                         Six months ended
                             June 30           Increase/
                         ----------------      (Decrease)
                          2004      2003    in Rental Income
                         ------    ------   ----------------
OFFICE
  Rental revenue        $ 421.2     439.4      (18.2)
  Operating expenses     (184.6)   (195.7)      11.1
                        -------    ------      -----
RENTAL INCOME            $236.6     243.7       (7.1)
                        -------    ------      -----
RETAIL
  Rental revenue        $     -       0.5       (0.5)
  Operating expenses          -      (0.7)       0.7
                        -------    ------      -----
RENTAL INCOME           $     -      (0.2)       0.2
                        -------    ------      -----
TOTAL
  Rental revenue        $ 421.2     439.9      (18.7)
  Operating expenses     (184.6)   (196.4)      11.8
                        -------    ------      -----
RENTAL INCOME           $ 236.6     243.5       (6.9)
                        -------    ------      -----

Office property revenues decreased by approximately $18.2 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Office property revenues decreased by approximately $4.4 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004 and by approximately $1.0 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. Property dispositions in 2003 resulted in a decrease in rental revenue of $8.0 million. Office property rental revenues decreased by approximately $2.6 million due to a decrease in average occupancy and rental rates. In addition, office property revenues decreased by approximately $4.4 million due to a decrease in termination fee income. These decreases were offset by an increase in other miscellaneous revenue of approximately $0.6 million. In addition, there was an increase of approximately $1.6 million in management fee income for the six months ended June 30, 2004 compared to the six months ended June 30, 2003.

Lease termination fees are an element of ongoing real estate ownership. Included in the office property revenue analysis above, for the six months ended June 30, 2004, Trizec Properties recorded approximately $2.6 million of termination fees for its office portfolio compared to approximately $7.0 million for the six months ended June 30, 2003.

Retail property revenues decreased by approximately $0.5 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 due to the sale of Paseo Colorado in Pasadena, California in the first quarter of 2003.

Property Operating Expenses

Office property operating expenses decreased by approximately $11.1 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Office property operating expenses decreased by approximately $4.0 million due to a decrease in insurance expense and by approximately $1.5 million due to a decrease in property tax expense primarily resulting from a property tax settlement for a property located in Dallas, Texas. The sale of 151 Front Street in the first quarter of 2004 resulted in a decrease of office property

TRIZEC CANADA SECOND QUARTER 2004      39   MANAGEMENT'S DISCUSSION AND ANALYSIS
operating expenses of approximately $2.4 million and the sale of a 50% interest in Plaza of the Americas resulted in a decrease of approximately $0.4 million. Property dispositions in 2003 resulted in a decrease in property operating expenses of $4.6 million. In addition, office property operating expenses decreased by approximately $1.2 million due to a decrease in repair and maintenance and other expense and by approximately $0.4 million due to a decrease in bad debt expense. These decreases are partially offset by an increase of approximately $3.4 million due to an increase in building management and other expenses for the six months ended June 30, 2004 compared to the six months ended June 30, 2003.

Excluding the impact of lease termination fees on revenues, Trizec Properties' office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to 55.9% for the six months ended June 30, 2004 from 54.7% for the six months ended June 30, 2003, primarily reflecting a decrease in office property operating expenses.

Retail property operating expenses decreased by approximately $0.7 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 due to the sale of Paseo Colorado in Pasadena, California during the first quarter of 2003.

TRIZEC CANADA

Consistent with its plan, Trizec Canada has monetized its non-U.S. real estate assets. On a year-over-year basis, rental income decreased a total of $3.8 million. The change, due to 2003 dispositions, resulted in a decrease in rental income in Europe of $4.5 million partially offset by a loss of $0.7 million in Canada.

Effective December 31, 2003, the Corporation's interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited.

Trizec Canada recorded no rental income for the six months ended June 30, 2004.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

Total general and administrative expense decreased by approximately $5.0 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Trizec Properties' general and administrative expense decreased by approximately $5.6 million due primarily to separation costs incurred and professional fees paid in connection with the corporate reorganization during the six months ended June 30, 2003. In addition, there was a decrease in bonus accruals during the six months ended June 30, 2004 compared to the six months ended June 30, 2003.

Stock option grant expense, which is included in general and administrative expense, decreased by approximately $0.2 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Stock option grant expense is comprised of the amortization of the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization, and stock option expense related to the adoption of CICA Handbook Section 3870 for stock options issued in 2003. For stock options granted in 2003, this non-cash cost incurred relates to the fair value of the stock options at the date of grant. The decrease in stock option grant expense of approximately $0.2 million is due primarily to the cessation of amortization due to the vesting of stock options.

TRIZEC CANADA SECOND QUARTER 2004      40   MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST EXPENSE

The following analysis highlights the factors that contributed to the $7.1 million decrease in interest expense on a year-over-year basis.

Analysis of Decrease in Interest Expense   Total
----------------------------------------   -----
Dispositions                               $ 3.4
Increase in rates                           (1.2)
Early debt retirements                       5.3
Lower average debt balances and other       (0.4)
                                           -----
TOTAL DECREASE IN INTEREST EXPENSE         $ 7.1
                                           =====

DEPRECIATION EXPENSE

Trizec Properties' depreciation expense increased by approximately $2.0 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. The disposition of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in May 2004 resulted in a decrease of $0.3 million for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. This decrease was partially offset by accelerated depreciation of tenant improvements resulting from the early termination of leases during the six months ended June 30, 2004 as compared to the six months ended June 30, 2003.

RECOVERY ON INSURANCE CLAIMS

During the six months ended June 30, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.

During the six months ended June 30, 2003, Trizec Properties received approximately $7.1 million in insurance proceeds related to a chiller it replaced at One New York Plaza in New York that was damaged in 2001.

GAIN (LOSS) ON EARLY DEBT RETIREMENT

During the six months ended June 30, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $1.1 million. During the six months ended June 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million unsecured revolving credit facility. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million due to the write-off of unamortized deferred financing costs as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties, as well as the write-off of unamortized deferred financing costs due to the refinancing of a $120.0 million mortgage loan. These losses were offset by a gain on early debt retirement of approximately $0.9 million related to the sale of the Hollywood & Highland Hotel comprised primarily of the forgiveness of debt of approximately $1.2 million, partially offset by the write-off of unamortized deferred financing costs. In addition, the Corporation recorded a loss on early debt retirement of approximately $4.8 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee related to refinancing during the quarter of the Grace Building and 1411 Broadway in New York, New York.

During the six months ended June 30, 2003, Trizec Properties recorded a gain on early debt retirement of approximately $3.6 million related to the forgiveness of a $17.9 million construction facility on its remaining technology property. On June 30, 2003, Trizec Properties conveyed title of its remaining technology property

TRIZEC CANADA SECOND QUARTER 2004      41   MANAGEMENT'S DISCUSSION AND ANALYSIS
to the lender and was no longer obligated to the lender under the $17.9 million construction facility. The $3.6 million gain on early debt retirement is net of approximately $0.5 million remitted to the lender in full satisfaction of any exposure related to the construction facility.

DERIVATIVE GAIN (LOSS)

Due to the pay off and retirement of certain amounts of variable rate debt during the six months ended June 30, 2004 and due to the anticipated pay off and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the six months ended June 30, 2004, the Corporation recorded a derivative loss of approximately $1.5 million, representing the total ineffectiveness of its interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

TENANT INSTALLATION COSTS

Trizec Properties' office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. As noted above, overall market conditions for the six months ended June 30, 2004 continue to reflect an increase in vacancies over the same period in the prior year. This increase, combined with sublet space inventory in its major markets, has increased the downward pressure on rental rates and the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio that Trizec Properties owned at June 30, 2004 and for the total office portfolio owned at June 30, 2003, including its share of such costs incurred by non-consolidated joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents leasing activity based on Trizec Properties' pro rata economic ownership interest in joint ventures.

                                     FOR THE SIX MONTHS ENDED
                                             JUNE 30
(square feet amounts in thousands)    2004              2003
----------------------------------    ----              ----
SQUARE FEET LEASED
         - new leasing                1,564             1,196
         - renewal leasing            1,656             1,214
TOTAL SQUARE FEET LEASED              3,220             2,410
TENANT INSTALLATION COSTS            $ 58.9            $ 31.0

Capital Expenditures

To maintain the quality of Trizec Properties'properties and preserve competitiveness and long-term value, it pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the six months ended June 30, 2004 and 2003, capital expenditures for the total office portfolio, including Trizec Properties' share of such expenditures incurred by joint ventures, was approximately $5.3 million and approximately $6.6 million, respectively. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events

TRIZEC CANADA SECOND QUARTER 2004      42   MANAGEMENT'S DISCUSSION AND ANALYSIS
such as asbestos abatement or removal costs, major mechanical attribute or system replacement, and redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of Trizec Properties' office property acquisitions, it has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration when negotiating the purchase price at the time of acquisition.

RECONCILIATION TO COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

The above information includes tenant installation costs granted, including leasing costs, and capital expenditures for the total portfolio, including Trizec Properties' share of such costs granted by non-consolidated joint ventures, for leases that commenced during the periods presented. The amounts included in the consolidated statements of cash flows represent the actual cash spent during the periods. The reconciliation between the above amounts and the amounts in the consolidated statements of cash flows is as follows:

                                                             6 MONTHS   6 Months
                                                               ENDED      Ended
                                                              JUNE 30    June 30
                                                               2004       2003
                                                             --------   --------
Tenant installation costs, including leasing
   costs for the owned office portfolio                      $ (58.9)    (31.0)
Tenant installation costs, including leasing
   costs for properties disposed of during the period           (3.9)     (1.1)
Capital expenditures                                            (5.3)     (6.6)
Timing differences                                               4.6     (18.9)
Retail activity                                                    -      (5.9)
                                                             -------     -----
TOTAL OF TENANT IMPROVEMENTS AND CAPITAL EXPENDITURES AND
  TENANT LEASING COSTS PER CONSOLIDATED STATEMENTS OF
   CASH FLOWS                                                $ (63.5)    (63.5)
                                                             =======     =====

PROPERTY INVESTMENT ANALYSIS

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred during the six months ended June 30, 2004.

                                                 Total
                                                 -----
Dispositions                                    $  401.9
Tenant installation and capital expenditures       (63.5)
                                                --------
Net property investment activities              $  338.4
                                                ========

DISPOSITIONS

During the six months ended June 30, 2004, Trizec Properties sold three office property (1441 Main Street, Columbia, St. Louis Place, St. Louis and 151 Front Street, Toronto), two retail properties (Hollywood & Highland Retail and Hotel, Los Angeles), its Woodbridge land property and residual land in Florida and interests in two other properties generating net proceeds of approximately $401.9 million, or approximately $169.2 million after debt repayment.

During the three months ended March 31, 2003, Trizec Properties sold two office properties and a retail property generating aggregate proceeds of approximately $157.6 million, or $74.1 million after debt repayment.

TRIZEC CANADA SECOND QUARTER 2004      43   MANAGEMENT'S DISCUSSION AND ANALYSIS

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions. The first transaction involved the sale of TriGranit's operating properties, for net proceeds of $109.3 million, after assumption of property level debt. After deducting cash balances of $28.4 million at the joint venture level, the sale generated net cash proceeds of $80.9 million. The second transaction involved the development assets of the TriGranit joint venture. The purchase consideration for this transaction was a four-year interest bearing $25.5 million vendor take back note.

LIQUIDITY AND CAPITAL STRUCTURE

At June 30, 2004, the Corporation had $232.1 million in cash and cash equivalents on a consolidated basis. Of this amount, on a segmented basis, $172.7 million was recorded at the Trizec Properties level and $59.4 million at the Trizec Canada level. In addition, the Corporation had $213.5 million of restricted cash at property and joint venture levels and cash held for other purposes (Trizec Properties - $203.7 million; Trizec Canada - $9.8 million).

Trizec Properties conducts its operations through various subsidiaries which are party to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and possible distributions in respect of capital stock.

TRIZEC CANADA

As at June 30, 2004, Trizec Canada has a $10 million revolving credit facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at June 30, 2004.

As contemplated in the Arrangement, the aggregate value of Trizec Canada's net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement.

TRIZEC PROPERTIES

Trizec Properties entered into a three-year, $350.0 million unsecured revolving credit facility, the 2001 Revolving Credit Facility, with a group of banks in the fourth quarter of 2001. In the fourth quarter of 2002, the group of banks unanimously agreed to amend and restate the 2001 Revolving Credit Facility, the 2002 Revolving Credit Facility. Generally, in exchange for the receipt of collateral, the group of banks agreed to provide more flexible financial covenants than had been originally negotiated. In June 2004, Trizec Properties retired the 2002 Revolving Credit Facility and entered into a $750.0 million unsecured credit facility with a group of banks, the 2004 Unsecured Credit Facility. The 2004 Unsecured Credit Facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on total leverage, and matures in June 2007. The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65% during year one, 62.5% during year two and 60.0% during year three, the requirement for the interest coverage ratio to be greater than 2.0 times, the requirement for the fixed charge coverage ratio to be greater than 1.5 times and the requirement for the net worth to be in excess of $1.5 billion. Trizec Properties' financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the 2004 Unsecured Credit Facility Agreement). If Trizec Properties is in default in respect of its obligations under the 2004 Unsecured Credit Facility Agreement, dividends will be limited to the amount necessary to maintain REIT status. At June 30, 2004, Trizec Properties was in compliance with these financial covenants. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time. In conjunction with the retirement of the 2002 Unsecured Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million comprised of the write-off of unamortized deferred financing costs.

TRIZEC CANADA SECOND QUARTER 2004      44   MANAGEMENT'S DISCUSSION AND ANALYSIS

At June 30, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $372.7 million, none of which was drawn and outstanding. At December 31, 2003, the amount eligible to be borrowed under the 2002 Unsecured Credit Facility was approximately $217.0 million, none of which was drawn and outstanding.

CONTRACTUAL OBLIGATIONS

In conjunction with the sale of the Hollywood & Highland Complex in Los Angeles, California, 151 Front Street in Toronto, Ontario, 1441 Main Street in Columbia, South Carolina, St. Louis Place in St. Louis, Missouri, and Trizec Properties' 50% interest in Plaza of the Americas in Dallas, Texas, as well as the pay off and retirement of the mortgage loan on Galleria Towers in Dallas, Texas and the pay off and retirement of the mortgage loan on Plaza of the Americas in Dallas, Texas, Trizec Properties is no longer liable for future mortgage obligations and other loans of approximately $439.8 million, capital lease obligations of approximately $10.9 million, ground lease obligations of approximately $26.3 million, operating lease obligations of approximately $24.4 million and purchase obligations of approximately $15.6 million, all of which were previously disclosed in the contractual obligations table in the Corporation's Annual MD&A for the year ended December 31, 2003.

FINANCING ACTIVITY

During the three months ended March 31, 2004, Trizec Properties used approximately $378.5 million in its financing activities, due primarily to approximately $281.5 million of principal repayments on mortgage debt and approximately $232.7 million of mortgage debt and other loans repaid upon property dispositions. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts. Trizec Properties also paid approximately $18.5 million in dividends to its stockholders other than Trizec Canada. These uses were partially offset by net proceeds from mortgage debt refinancings, net draws on its line of credit and proceeds from the issuance of common stock.

During the three months ended March 31, 2003, Trizec Properties used approximately $155.0 million in its financing activities, which primarily consisted of an approximate $65.0 million net pay-down of its revolving credit facility and repayment of approximately $95.8 million of mortgage debt and other loans that were repaid on property dispositions. This was only partially offset by an increase in property financing of approximately $7.0 million, net of principal repayments.

During the quarter ended March 31, 2003 Trizec Canada repaid approximately $59.3 million of its outstanding bridge loan facility.

REFINANCING AND EARLY DEBT RETIREMENT

In January 2004, Trizec Properties refinanced the $120.0 million mortgage loan on Ernst & Young Plaza in Los Angeles, California, which bore a variable interest rate of LIBOR plus 2.75% and was scheduled to mature in June 2004, with a $120.0 million mortgage loan bearing a fixed interest rate of 5.07% and scheduled to mature in February 2014. In December 2003, Trizec Properties entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loan. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loan, Trizec Properties paid approximately $3.8 million in settlement of the forward rate swap agreements, which has been recorded in other assets. The approximately $3.8 million paid on settlement will be amortized to interest expense over the life of the mortgage loan. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs.

In February 2004, Trizec Properties paid off and retired the mortgage loan on Galleria Towers in Dallas, Texas. The mortgage loan had a principal balance of approximately $133.5 million, bore interest at 6.79% and was

TRIZEC CANADA SECOND QUARTER 2004      45   MANAGEMENT'S DISCUSSION AND ANALYSIS
scheduled to mature in May 2004. In conjunction with the pay off and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.4 million comprised primarily of the write-off of unamortized deferred financing costs.

In June 2004, Trizec Properties paid off and retired the mortgage loan on 1065 Avenue of the Americas in New York, New York. The mortgage loan had a principal balance of approximately $36.5 million, bore interest at 7.18% and was scheduled to mature in December 2004.

In conjunction with the sale of real estate during the six months ended June 30, 2004, Trizec Properties paid off approximately $238.3 million of mortgage debt, resulting in a gain on early debt retirement of approximately $0.6 million comprised primarily of the forgiveness of debt, partially offset by the write-off of unamortized deferred financing costs.

HEDGING ACTIVITIES

At June 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at June 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. Due to the pay off and retirement of certain amounts of variable rate debt during the six months ended June 30, 2004 and due to the anticipated pay off and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the three and six months ended June 30, 2004, it recorded through earnings a derivative gain of approximately $0.5 million and a derivative loss of approximately $1.5 million, respectively, representing the total ineffectiveness of its interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. The aggregate cost to unwind these interest rate swap contracts was approximately $9.8 million and $20.3 million at June 30, 2004 and December 31, 2003, respectively.

Trizec Properties has entered into interest rate cap contracts that expired in June 2004 on $120.0 million of variable rate debt, which limit the underlying LIBOR interest rate on such debt to 6.5%. At December 31, 2004, the fair value of these interest rate cap contracts was nominal. In addition, Trizec Properties has entered into an interest rate cap contract that expired in April 2004 on approximately $584.7 million of variable rate debt, which limited the underlying LIBOR rate on such debt to 11.01%. At December 31, 2003, the fair value of this interest rate cap contract was nominal.

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $272.7 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such commercial pass-through certificates to April 2005. In conjunction with such extension, Trizec Properties entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the commercial mortgage pass-through certificates to 8.93%.

Some of Trizec Properties' collateralized loans are cross-collateralized or subject to cross-default or cross-acceleration provisions with other loans.

JOINT VENTURE MORTGAGE DEBT

At June 30, 2004, Trizec Properties' pro rata share of indebtedness secured by property owned in joint venture partnerships debt amounted to approximately $430.3 million in the aggregate (approximately $232.7 million in the aggregate at December 31, 2003).

TRIZEC CANADA SECOND QUARTER 2004      46   MANAGEMENT'S DISCUSSION AND ANALYSIS

In March 2004, 1114 TrizecHahn-Swig, L.L.C. and 1411 TrizecHahn-Swig, L.L.C., joint ventures through which Trizec Properties owns 50% interests in The Grace Building and 1411 Broadway, respectively, together, the Swig Joint Ventures, repaid and retired a mortgage loan with a principal balance of approximately $39.8 million that bore interest at a rate of LIBOR plus 3.5%. Trizec Properties loaned its joint venture partner approximately $20.0 million in conjunction with the debt pay off and retirement. The loan to Trizec Properties' joint venture partner bore interest at a rate of LIBOR plus 2.75%, was payable in full on the earlier of March 18, 2005 or the refinancing of the joint venture's remaining mortgage loan, and was collateralized by the joint venture partner's investment in the joint venture. The loan to Trizec Properties joint venture partner was repaid in full and retired in June 2004 in conjunction with the refinancing discussed below.

In June 2004, the Swig Joint Ventures refinanced an approximately $206.9 million mortgage loan, which bore interest at a fixed rate of 7.50% and was scheduled to mature in March 2005, with two mortgage loans totaling approximately $600.0 million, bearing interest at an average fixed rate of 5.52% and scheduled to mature in July 2014. In May 2004, the Swig Joint Ventures entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loans. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loans, Trizec Properties advanced approximately $11.5 million to the Swig Joint Ventures and the Swig Joint Ventures paid approximately $11.5 million to settle the forward rate swap agreements, which has been recorded in other assets. Trizec Properties included this advance in other receivables at June 30, 2004. The approximately $11.5 million paid on settlement of the forward rate swap agreements will be amortized into interest expense over the life of the mortgage loan. The Swig Joint Ventures recorded a loss on early debt retirement of approximately $10.2 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L. P., Trizec Properties sold a 50% interest in Plaza of the Americas to its joint venture partner for a net sales price of approximately $47.7 million, resulting in a loss on disposition of real estate, net, of approximately $20.7 million. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based upon the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on properties of approximately $12.8 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.

In June 2004, Trizec Plaza of the Americas, L.P. entered into an approximately $68.0 million mortgage loan, bearing interest at a fixed rate of 5.12% and maturing in June 2011. Plaza of the Americas was removed from a pool of cross-collateralized loans that are part of a 2001 commercial mortgage-backed securities financing.

DIVIDEND DISTRIBUTIONS

During the first quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2004.

During the second quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2004 Trizec Canada made a quarterly distribution of $0.20 per share relating to the second quarter of 2004.

In 2004 and thereafter, Trizec Properties intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions. Until

TRIZEC CANADA SECOND QUARTER 2004      47   MANAGEMENT'S DISCUSSION AND ANALYSIS

November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock as contemplated in the Plan of Arrangement.

OUTSTANDING SHARES

The following numbers of Trizec Canada shares and share purchase options were outstanding at December 31, 2003 and August 10, 2004.

                                                Issued and Outstanding at
                                                -------------------------
                                                December 31     August 10
                                                   2003           2004
                                                -----------    ----------
Subordinate Voting Shares                       52,400,097     52,400,097
Multiple Voting Shares                           7,522,283      7,522,283
                                                -----------    ----------
                                                59,922,380     59,922,380
                                                -----------    ----------
Options to purchase Subordinate Voting Shares      937,303        784,042
                                                -----------    ----------

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

VARIABLE INTEREST ENTITIES

The CICA has issued Accounting Guideline Number 15 ("AcG-15") on the consolidation of variable interest entities ("VIEs"). VIEs include entities where the equity invested is considered insufficient in relation to the expected variability in the operating results and fair value of the entity. Under this new guideline, Trizec Canada must consolidate these VIEs if the investments it holds in these entities and/or the relationships it has with them result in it being exposed to a majority of their expected loss, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. Due to a deferral of the application date by the CICA, Trizec Canada will apply the new guideline to existing VIEs beginning on November 1, 2004 (rather than on January 1, 2004, as previously expected). The Corporation is currently evaluating the impact of adopting of AcG-15 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA SECOND QUARTER 2004      48   MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE INFORMATION

COMPANY OVERVIEW

TRIZEC CANADA INC. IS A CANADIAN CORPORATION PRIMARILY ENGAGED IN THE U.S. REAL ESTATE BUSINESS THROUGH ITS APPROXIMATELY 40% INTEREST IN TRIZEC PROPERTIES, INC., A PUBLICLY-TRADED U.S. REAL ESTATE INVESTMENT TRUST. TRIZEC PROPERTIES MANAGES A PORTFOLIO OF HIGH-QUALITY OFFICE PROPERTIES TOTALLING 41 MILLION SQUARE FEET CONCENTRATED IN SEVEN CORE MARKETS IN THE UNITED STATES. TRIZEC CANADA IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL "TZC" AND TRIZEC PROPERTIES IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TRZ". UNDER CANADIAN TAX LAWS, TRIZEC CANADA IS A MUTUAL FUND CORPORATION, WHICH PROVIDES CANADIAN INVESTORS THE OPPORTUNITY TO INVEST INDIRECTLY IN TRIZEC PROPERTIES. TRIZEC CANADA OWNS ONE SHARE OF TRIZEC PROPERTIES COMMON STOCK FOR EACH OUTSTANDING TRIZEC CANADA SHARE AND EXPECTS TO PAY THE SAME QUARTERLY DIVIDEND PER SHARE AS TRIZEC PROPERTIES. A SHARE OF TRIZEC CANADA IS INTENDED TO BE ECONOMICALLY EQUIVALENT TO A SHARE OF TRIZEC PROPERTIES COMMON STOCK.

Stock Exchange Listing
Toronto

Trading Symbol
TZC

Shares (millions)
-----------------
Outstanding at June 30, 2004

   Subordinate Voting                             52.4
   Multiple Voting                                 7.5
                                                  ----
Total                                             59.9
                                                  ----
Trizec Properties Common Stock indirectly owned:  59.9

Dividend

A quarterly dividend of US$0.20 per common share was paid on July 22, 2004 to shareholders of record at the close of business on July 7, 2004.

Transfer Agent

Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Answerline(TM): (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.com

Investor Relations

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile: (416) 364-5491
E-mail: investor@trizeccanada.com
Web site: www.trizeccanada.com

Contact:
Robert B. Wickham
Senior Vice President and Chief Financial Officer

Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings' button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.
Telephone: (312) 798-6000
Toll free within Canada and the United States: (800) 891-7017
E-mail: investor.relations@trz.com
Web site: www.trz.com

Contact:
Dennis C. Fabro
Senior Vice President, Investor Relations

Forward-Looking Statements

This Interim Report contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance, and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada's Annual Information Form dated May 18, 2004.

TRIZEC CANADA SECOND QUARTER 2004      49                  CORPORATE INFORMATION

                              [TRIZEC CANADA LOGO]

                              www.trizeccanada.com

TRIZEC CANADA INC.

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Peter Munk, Chairman, President and Chief Executive Officer, certify that:

      (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trizec Canada Inc. for the interim period ending June 30, 2004;

      (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date:       August 10, 2004

            /s/ Peter Munk
            ---------------------
            Peter Munk
            Chairman, President and Chief Executive Officer
            Trizec Canada Inc.

TRIZEC CANADA INC.

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Robert B. Wickham, Senior Vice President, Chief Financial Officer and Corporate Secretary, certify that:

      (4) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trizec Canada Inc. for the interim period ending June 30, 2004;

      (5) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (6) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date:       August 10, 2004

                /s/ B. Wickham
                ----------------------------------------------
                Robert B. Wickham
                Senior Vice President, Chief Financial Officer
                     and Corporate Secretary
                Trizec Canada Inc.